Exhibit 2.1

ASSET PURCHASE AGREEMENT

January 31, 2018

Among

Royalty Foods, LLC, as purchaser,

Pacific Ventures Group, Inc., as parent

and

San Diego Farmers Outlet, Inc., as seller

Exhibits

1.	Form of Assumption and Assignment Agreement
2.	Form of Transition Services Agreement
3.	Form of Lease Agreement (as applicable)
4.	Form of Trademark and Domain Assignment Agreement

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of January 31, 2018 (this "Agreement"), by and among San Diego Farmers Outlet, Inc., a California corporation ("Seller"), the undersigned shareholders of the Seller (collectively, the "Shareholders"), Royalty Foods, LLC, a Nevada limited liability company and a wholly owned subsidiary of the Parent ("Purchaser"), and Pacific Ventures Group, Inc., a Delaware corporation (the "Parent").

RECITALS:

WHEREAS, Seller is engaged in the Business and owns certain operating assets associated with the operation of the Business and leases certain real property associated with the Business;

WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase, acquire and accept from Seller, the Transferred Assets, upon the terms and subject to the conditions of this Agreement (the "Transaction");

WHEREAS, in addition, Purchaser has agreed to assume from Seller the Assumed Liabilities, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

1.             DEFINITIONS

As used in this Agreement, the following terms have the meanings set forth below:

"Acquisition" means the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities.

"Adjusted Purchase Price" means the Purchase Price (i) increased by the amount by which Closing Inventory exceeds the Target Inventory by more than $25,000 or decreased by the amount by which Closing Inventory is less than the Target Inventory by more than $25,000, and (ii) increased by the amount of the Seller True-Up if such aggregate amount is more than $25,000, and (iii) decreased by the amount of the Purchaser True-Up if such aggregate amount is more than $25,000.

"Affiliate" means, with respect to any party, any person or entity controlling, controlled by or under common control with such party.

"Ancillary Agreements" means the Trademark and Domain Assignment Agreement, Bill of Sale, Assumption and Assignment Agreement, Lease Agreement and Transition Services Agreement.

"Business" means the business of wholesale and retail sales of fresh produce, groceries, meals, food and other food-related goods as such business is currently conducted by Seller.

"Business Contracts" means all Transferred Contracts required to be listed in Section 4.8 of the Disclosure Schedule.

"Business Day" means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

"Business Material Adverse Effect" means any change, effect, event, occurrence or state of facts that, individually or when taken together with all other such changes, effects, events, occurrences or states of fact, is materially adverse to, or has a material adverse effect on (a) the condition (financial or otherwise) or results of operations of the Business, taken as a whole (including the Transferred Assets and the Assumed Liabilities), or (b) the ability of Seller to consummate the Acquisition or to substantially perform its obligations under the Transition Services Agreement, other than any adverse effect resulting from (i) economic conditions of the United States or the global economy generally, to the extent not disproportionately affecting the Business as compared to other parties in its industries; (ii) acts of war (whether or not declared), sabotage, terrorism, cyberattacks, military actions or the escalation thereof, in each case involving the United States, to the extent not disproportionately affecting the Business as compared to other parties in its industries; (iii) acts of God, including earthquakes, hurricanes, tornadoes, floods, tsunamis or other natural disasters, in each case involving the United States to the extent not disproportionately affecting the Business as compared to other parties in its industries; or (iv) any changes in applicable Law, to the extent not disproportionately affecting the Business as compared to other parties in its industries; provided, however, that the underlying cause of any such failure (subject to other provisions of this definition) shall not be excluded.

"Claims" means, collectively, all rights, claims and causes of action, whether class, individual or otherwise in nature, in law or in equity.

"Closing" means the closing of the Acquisition.

"Closing Date" means the date on which the Closing occurs.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidential Information" refers to all ideas, information, knowledge and discoveries, whether or not patentable, trademarkable or copyrightable, that are not generally known in the trade or industry and about which either Purchaser or Seller has knowledge as a result of its participation in, or direct or indirect beneficial ownership of, the Business, including product specifications, manufacturing procedures, methods, equipment, compositions, technology, patents, know-how, inventions, improvements, designs, business plans, marketing plans, cost and pricing information, internal memoranda, formula, development programs, sales methods, customer, supplier, sales representative, distributor and licensee lists, mailing lists, customer usages and requirements, computer programs, information constituting "trade secrets" under applicable Law and other confidential technical or business information and data.

"Contracts" means written contracts, leases, subleases, licenses, indentures, agreements, commitments and other legally binding instruments.

"Disclosure Schedule" means the schedules to this Agreement delivered by Seller to Purchaser prior to the date of this Agreement.

"Environmental Laws" means applicable Laws relating to protection of human health and the environment.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any corporation or trade or business (whether or not incorporated) which is treated with Seller as a single employer within the meaning of Section 414 of the Code.

"Excluded Taxes" means (i) all liabilities of Seller or any of its Affiliates in respect of any Tax for any Pre-Closing Tax Period, including any Taxes arising out of, relating to or in respect of the Transferred Assets or the operation or conduct of the Business for any Pre-Closing Tax Period (determined, as applicable, in accordance with Section 10.1(a)) and (ii) Taxes arising in connection with the consummation of the transactions contemplated by this Agreement, including Transfer Taxes to the extent that they are the responsibility of Seller pursuant to Section 10.1(c).

"FDA" means the United States Food and Drug Administration.

"Financial Statements" means (i) an unaudited inventory statement of the Business as of December 31, 2017, (ii) an unaudited statement of the sales and profit contribution of the Business for the fiscal year ending December 31, 2017, (iii) an unaudited schedule of fixed assets of the Business as of December 31, 2017, and (iv) an unaudited balance sheet of the Business as of December 31, 2017.

"Fixtures and Equipment" shall mean all machinery, equipment, freezers, trucks, forklifts, dallies, furniture, customer lists, POS systems, other tangible personal property (and interests therein), furniture, furnishings, fixtures, trade fixtures, leasehold improvements, transferable non-proprietary software particular (to the extent owned by Seller), computer equipment, order entry devices, ATM machines and any bank trade fixtures and furniture (to the extent owned by Seller), and other assets owned by Seller that are that are used or held for use in the operation or conduct of the Business, wherever located, and any excess equipment that is used or held for use in the operation or conduct of the Business, including shopping carts, check stands, front-end systems, POS systems, hardware and transferable non-proprietary software, phone/paging system, safes with combinations and keys, money counters, surveillance systems, alarm systems, desks and other office equipment owned by Seller.

"GAAP" means United States generally accepted accounting principles, consistently applied.

"Governmental Entity" means any Federal, state, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body.

"Hazardous Substances" means any substance, material or waste that is defined or regulated as "hazardous", "toxic", "dangerous", a "pollutant" or a "contaminant" or otherwise regulated under any Environmental Law.

"including" means including, without limitation.

"Indebtedness" of any person means all indebtedness of such person, including (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage, or other debt instrument or debt security, (c) any accrued and unpaid interest owing by such person with respect to any indebtedness of a type described in clauses (a) or (b), and (d) any current liabilities (other than current liabilities that Purchaser has expressly agreed to assume pursuant to the provisions hereof).

"Inventory" means raw materials, supplies, packaging materials, work in progress, parts, spare-parts, labels, finished goods and other inventories.

"IRS" means the United States Internal Revenue Service.

"Judgment" means any judgment, order or decree.

"Knowledge of Seller" means the actual knowledge, after reasonable inquiry, of any of the Knowledge Parties.

"Knowledge Parties" means each of the Shareholders and executive officers and senior management of Seller.

"Law" means any statute, law, ordinance, rule or regulation or common law interpretation thereof of any Governmental Entity.

"Lease Agreement" means the new Lease Agreement(as applicable) in the form attached hereto as Exhibit 3.

"Leased Real Property" means the parcel of real property leased by Purchaser pursuant to the Lease Agreement.

"Liens" means any and all mortgages, liens, security interests, charges, claims, pledges or other encumbrances of any kind.

"Losses" means claims, losses, damages, obligations, expenses, costs or any other liabilities, including reasonable legal fees and expenses and all amounts paid in investigation, defense or settlement of the foregoing.

 "Material Adverse Impact" means any material reduction in the value (including any reasonably anticipated economic benefit), measured either individually or in the aggregate, of Purchaser, Seller or the combined businesses, expected from the transactions contemplated by this Agreement, taken as a whole.

"Names" means (i) the trademarks, service marks, domain names, logos, trade names, trade dress and company names containing, incorporating or associated with the "San Diego Farmers Outlet", Seller or any other Names used in the Business, and (ii) any other trademarks, service marks, domain names, logos, trade names, trade dress and company names of Seller or its Affiliates not included in Section 2.2(a)(v) or 2.2(a)(vi) of the Seller Disclosure Schedule, in each case together with all variations and acronyms thereof and all other identifiers of source or goodwill containing, incorporated or associated with any of the foregoing.

"Notice of Objection" means the written objection by Seller to the computation of Closing Inventory or the Seller True-Up or Buyer True-Up, as applicable, set forth in the Closing Statement.

"Other Transferred Intellectual Property" has the meaning ascribed to it in Section 2.2(a)(vii).

"Parent" has the meaning ascribed to it in the Preamble.

"Permits" means permits, licenses, franchises, approvals, registrations or authorizations from any Governmental Entity.

"Permitted Liens" means (i) such Liens as are set forth in Section 4.5 of the Disclosure Schedule; (ii) any and all mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the ordinary course of business for sums, whether or not delinquent, that do not, individually or in the aggregate, materially detract from the value of, or materially impair the occupancy or use of, the Leased Real Property in the conduct of the Business as currently conducted; (iii) Liens arising under original purchase price conditional sales Contracts or equipment leases with third parties entered into in the ordinary course of business; and (iv) other imperfections of title, licenses or encumbrances of record, if any, that (A) are not, individually or in the aggregate, material to the Business, (B) do not materially impair the continued use and operation of the Transferred Assets to which they relate in the conduct of the Business as currently conducted and (C) do not render the Transferred Assets unmarketable.

"person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

"Post-Closing Measurement Time" means the close of business on the Sunday immediately following the Closing Date.

"Post-Closing Tax Period" means any taxable period (or portion thereof) beginning after the Closing Date.

"Pre-Closing Tax Period" means any taxable periods (or portion thereof) ending on or before the Closing Date.

"Proceeding" means any suit, action or proceeding.

"Product Claims" means all obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns, spoils, unsaleables, customer deductions, and warranty or similar claims received more than 90 days after the Closing Date, in each case in respect of requests for returns of any and all products sold by the Business in the ordinary course of business consistent with past practice prior to the Closing, except to the extent such obligations, liabilities and commitments arise from the failure of such Products to meet the applicable specifications for such Products at the time of sale.

"Products" means those products represented by the SKUs set forth in Section 1 of the Disclosure Schedule and any products currently in development by the Business, including any such products represented by such SKUs or such products currently in development by the Business, to the extent reasonably accessible, that may have been previously developed or obtained for use by the Business by Seller regardless of their use status as of the Closing Date.

"Purchase Price" means an amount in cash equal to $1,050,000.00.

"Purchaser Material Adverse Effect" means any change, event, fact, effect or occurrence that has had a material adverse effect on the ability of Purchaser to consummate the Acquisition.

"Real Property" means the Leased Real Property.

"Seller Benefit Plan" means any (i) "employee benefit plan" as defined in Section 3(3) of ERISA and (ii) other material plan, arrangement or policy relating to pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, stock options, stock purchases, stock ownership, stock appreciation right, employment, compensation, deferred compensation, severance, salary continuation, termination, change-of-control, health, life, disability, group insurance, vacation, holiday, fringe benefits or other employee benefits (other than plans or arrangements mandatory under applicable Law), in each case maintained or contributed to or required to be maintained or contributed to by Seller for the benefit of any Business Employee.

"Shareholders" means Ghassem Salehian and Bijan Sadighi.

"SKUs" means stock keeping units.

"Specified Representations" means the representations and warranties set forth in Sections 4.1 (Organization and Standing), 4.2 (Authority, Execution and Delivery; Enforceability), 4.5(a) (Good and Valid Title), the sixth sentence of Section 4.6(a) (Intellectual Property), Sections 4.24 (Brokerage), 5.1 (Organization and Standing), 5.2 (Authority, Execution and Delivery; Enforceability), 5.6 (Brokerage).

 "Target Accounts Receivable" means good faith written accounting determination of the amount of Accounts Receivable prepared by Purchaser at least two (2) Business Days prior to the Closing Date, which Purchaser shall prepare and deliver to Seller prior to the Closing.

"Target Accounts Payable" means good faith written accounting determination of the amount of Accounts Payable prepared by Purchaser at least two (2) Business Days prior to the Closing Date, which Purchaser shall prepare and deliver to Seller prior to the Closing.

"Target Inventory" means good faith written accounting estimate of the value of Inventory prepared by Purchaser at least two (2) Business Days prior to the Closing Date, which Purchaser shall prepare and deliver to Seller prior to the Closing.

"Tax" or "Taxes" means (i) all forms of taxation imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including gross receipts, income, franchise, margin, windfall profits, property (real, personal or intangible), sales, transfer, use, excise, stamp, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, customs duties, unclaimed property, escheat, health and other taxes, fees, assessments or charges of any kind whatsoever, including any interest, penalties and additions thereto and (ii) any liability for any amount referred to in clause (i) of any person as a transferee or successor, under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law), by contract, or otherwise.

"Tax Return" means any report, return, document, declaration or other information, statement or filing filed or required to be filed with any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

"Taxing Authority" means any Governmental Entity or any quasi-governmental body exercising Tax regulatory authority, including the IRS.

"Technology" means trade secrets, proprietary inventions, know-how, art files, formulae, recipes, processes, procedures, research records, records of inventions and test information.

"Third Party Claim" has the meaning ascribed to it in Section 9.4(a).

"Transaction" has the meaning ascribed to it in the Recitals.

"Transfer Taxes" means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

"UPC" means Universal Product Code.

"Transition Services Agreement" means the transition services agreement in the form attached hereto as Exhibit 2.

  "USDA" means the United States Department of Agriculture.

"WARN Act" means the Worker Adjustment and Retraining Notification Act, as amended, and any similar state or local applicable Law.

"$" means United States dollars.

2.             PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1          Purchase and Sale; Transferred Assets; Excluded Assets. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing Seller agrees to sell, assign, transfer, convey and deliver to Purchaser and the Purchaser agrees to purchase, acquire and accept from Seller, all of Seller's right, title and interest in, to and under the following property, rights, contracts, claims and assets as they exist at the time of Closing (collectively, the "Transferred Assets"), in each case, free and clear of all Liens other than Permitted Liens, for the Adjusted Purchase Price, payable as set forth in Section 3.2(c) and Section 3.3(d), and assume from Seller the Assumed Liabilities.

(i)         all of Seller's right, title and interest in the real property lease listed in Section 4.7 of the Disclosure Schedule (the "Lease");

(ii)       all Inventory owned by Seller, wherever located, that is used or held for use in the operation or conduct of the Business(the "Transferred Inventory");

(iii)       all Fixtures and Equipment owned by Seller, wherever located, including on or at the Leased Real Property, that is used or held for use in the operation or conduct of the Business, and any fixtures, equipment and signage located on the Leased Real Property (the "Transferred Equipment");

(iv)      all cash, cash equivalents or securities of Seller, and all accounts, notes receivable and similar rights to receive payments of Seller;

(v)       all trademarks, trademark registrations and trademark applications, whether registered or not, used in the operation or conduct of the Business, together with the goodwill associated exclusively therewith (the "Transferred Trademarks");

(vi)      all trade names and domain names set forth in Section 2.1(a)(vi) of the Disclosure Schedule and all copyrights owned by Seller that are used or held for use in the operation or conduct of the Business, including copyrights, if any, in all original content in any web sites and social media pages (which does not include layout of any sites and pages), packaging, advertisements and other promotional materials (collectively, the "Other Transferred Intellectual Property" and, together with the Transferred Trademarks, the "Transferred Intellectual Property");

(vii)     all Technology owned by Seller that is used or held for use in the operation or conduct of the Business (the "Transferred Technology");

(viii)    all Permits that are used or held for use in the operation or conduct of the Business (the "Transferred Permits");

(ix)       all Contracts (i) set forth in Section 4.8 of the Disclosure Schedule and (ii) to which Seller is a party that relate exclusively to the operation or conduct of the Business and that have been entered into in the ordinary course of business consistent with past practice (collectively, the "Transferred Contracts");

(x)        all Claims and all rights to assert Claims, to the extent arising out of, relating to or in respect of any Transferred Asset or any Assumed Liability, along with any and all recoveries by settlement, Judgment or otherwise in connection with any such Claims or rights;

(xi)       the Five delivery trucks currently used in the Business as designated by Purchaser (the "Acquired Vehicles");

(xii)     all books of account, general, financial and accounting records, files, copies of personnel records (limited to the name, job title, work location, date of commencement of employment, exempt or non-exempt status, current compensation paid or payable, sick and vacation leave that is accrued but unused, service dates, service credited for purposes of vesting and eligibility to participate under any Seller Benefit Plan, end date and other identifying information of the Transferred Employees), invoices, customers' and suppliers' lists, other distribution lists, billing records, sales and promotional literature, displays, manuals and customer and supplier correspondence owned or controlled by Seller that are used or held for use in the operation or conduct of the Business, except to the extent primarily relating to the Retained Liabilities;

(xiii)    all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Transferred Asset or any Assumed Liability;

(xiv)     all goodwill of the Business;

(xv)      all prepaid expenses that are used or held for use in, or that arise exclusively out of, the operation or conduct of the Business;

(xvi)    each of the manufacturer codes listed in Section 2.1(a)(xv) of the Disclosure Schedule and all UPCs under such manufacturer codes (the "Transferred UPCs"); and

(xvii)    all other assets of Seller that are used or held for use in the operation or conduct of the Business.

(b)    Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets expressly exclude the following assets as they exist at the time of Closing (collectively, the "Excluded Assets"):
(i)      all Claims of Seller to the extent relating to any Retained Liability;

(ii)     any shares of capital stock or other equity interests in Seller or of any Affiliate of Seller;

(iii)    all Seller Benefit Plans (including any trusts, insurance policies, contracts and administrative service agreements related thereto) and related assets, except as specifically provided in Section 2.1(a);

(iv)   any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Excluded Taxes;

(v)     any records (including accounting records) related to Taxes paid or payable by Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller's or any of its respective Affiliates' general ledger;

(vi)    all records prepared in connection with the sale of the Business (or any portion thereof), including bids received from third persons and analyses relating to the sale of the Business (or any portion thereof);

(vii)   all personnel records that are not Transferred Assets or to the extent transfer is not permitted by Law; and

(viii)  all rights of Seller under this Agreement and any other agreements, certificates and instruments relating to the sale of the Business (or any portion thereof) or otherwise delivered in connection with this Agreement.

2.2          Consents to Certain Assignments.  (a) Notwithstanding anything in this Agreement to the contrary, this Agreement does not constitute an agreement to transfer or assign any asset (including any Contract) or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or, upon transfer, Purchaser under such asset, claim or right. If any transfer or assignment by Seller to Purchaser, or any direct or indirect assumption by Purchaser, of any interest in, or liability, obligation or commitment under, any asset, claim or right requires the consent of a third party, then such transfer or assignment or assumption must be made subject to such consent being obtained. Prior to the Closing, Seller shall provide or cause to be provided all commercially reasonable assistance to Purchaser reasonably requested by Purchaser to secure any such consents from third parties.

(b)           If any consent to assignment is not obtained prior to the Closing, the Closing will nonetheless take place on the terms set forth in this Agreement and, thereafter, Seller and Purchaser shall use their respective commercially reasonable efforts to secure such consent as promptly as practicable after the Closing and cooperate in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser will obtain (without infringing upon the legal rights of such third party or violating any applicable Law) the economic claims, rights and benefits (net of the amount of any related Tax costs (which shall be reduced by any related Tax benefits) imposed on Seller or any of its Affiliates (except for any such Tax costs that are Excluded Taxes)) under the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement and (ii) Purchaser will assume any related economic burden (including the amount of any related Tax costs (which shall be reduced by any related Tax benefits) imposed on Seller or any of its Affiliates (except for any such Tax costs that are Excluded Taxes)) with respect to the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement.

 2.3         Assumption of Liabilities.  (a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall, or shall cause the Purchaser Parties to, assume, effective as of the Closing, and shall, or shall cause the Purchaser Parties to, pay, perform and discharge when due, only the following obligations, liabilities and commitments (collectively, the "Assumed Liabilities"):

(i)        all obligations, liabilities and commitments of Seller under the Transferred Contracts and the Transferred Permits to the extent such obligations, liabilities and commitments relate to the period from and after the Closing Date, but excluding any obligations, liabilities or commitments arising out of or relating to any breach or default or violation by Seller of any such Transferred Contract or Transferred Permit prior to the Closing;

(ii)       Seller's obligation with respect to the Acquired Vehicles financing payments solely to the extent set forth on Schedule 2.3(a)(ii) hereto;

(iii)      all Taxes arising out of, relating to or in respect of the Business or Transferred Assets for Post-Closing Tax Periods;

(iv)      Transfer Taxes to the extent that they are the responsibility of Purchaser pursuant to Section 10.1(b);

(v)       all obligations, liabilities and commitments accruing, arising out of or relating to the use or ownership of the Transferred Assets or the operation or conduct of the Business, in each case solely after the Closing, but excluding any obligations, liabilities or commitments arising out of or relating to (x) any violation by Seller of any Law or (y) non-payment by Seller of any amounts, sums or payments under any Transferred Contract or to any current or former employee or consultant of the Business relating to, accruing or arising prior to the Closing (irrespective of whether the obligation, liability or commitment to pay such amount, sum or payment arose after the Closing);

(vi)      all obligations, liabilities and commitments arising under or in respect of any advertising or media commitments entered into or assumed by Seller on or after the date of this Agreement with Purchaser's prior written consent, to the extent such advertising and media commitments are in respect of the operation of the Business from and after the Closing Date; and

(vii)     all obligations, liabilities and commitments arising under or in respect of (A) all trade, coupons and price promotions or (B) planned or committed to by Seller on or after the date of this Agreement in accordance with the terms of this Agreement, in each case to the extent such trade promotions, coupons and price promotions are in respect of the operation of the Business from and after the Closing Date and have been approved by Purchaser in writing as set forth on Schedule 2.3(a)(viii) hereto;

(b)           Notwithstanding any other provision of this Agreement, Purchaser and Parent shall not assume or be liable for any of the following obligations, liabilities or commitments, each of which will be retained and paid, performed and discharged when due by Seller (collectively, the "Retained Liabilities"):

(i)        all obligations, liabilities and commitments of Seller not listed in Section 2.3(a);

(ii)       all accounts payable of Seller on the Closing Date arising out of the operation or conduct of the Business or the use or ownership of the Transferred Assets before the Closing Date;

(iii)      Excluded Taxes;

(iv)      all obligations, liabilities and commitments of Seller relating to or arising out of the Excluded Assets;

(v)       all obligations, liabilities and commitments with respect to employment, termination of employment, compensation or employee benefits of any nature (including benefits to be provided under the Seller Benefit Plans) owed to any employee, former employee, consultant or independent contractor (or any dependent or beneficiary of the foregoing), whether or not any such individual becomes a Transferred Employee or otherwise enters into employment or other service with Purchaser or its Affiliates at or after the Closing, and that arises out of or relates to the employment or service provider relationship between Seller or its Affiliates and any such individual or the termination of such relationship on or prior to the Closing Date;

(vi)      all obligations, liabilities and commitments of Seller relating to or arising out of any Proceeding pending as of or prior to the Closing or to the extent arising out of or relating to the operation or conduct of the Business or the Transferred Assets by Seller or its Affiliates prior to the Closing Date;

(vii)     all obligations, liabilities and commitments relating to or arising out of the operation or conduct of the Business or the use or operation of the Transferred Assets or relating to or rising out of the use or sales of the Inventory or the Products on or prior to the Closing, including obligations, liabilities and commitments for any personal injury claims, product recall or withdrawal, regardless of legal theory asserted, including any obligations, liabilities and commitments that are Assumed Liabilities under Section 2.3(a)(i);

(viii)   all obligations, liabilities and commitments with respect to trade promotions, coupons, price promotions or other consumer promotions with respect to Products sold prior to the Closing;

(ix)       all obligations, liabilities and commitments under Environmental Laws to the extent arising out of the operation or conduct of the Business or the use or operation of the Transferred Assets, in each case first occurring on or prior to the Closing Date (and the ramifications of any release or violation following the Closing), or if occurring after the Closing Date, to the extent such obligations, liabilities and commitments related to Seller's operation or conduct of the Business or the use or operation of the Transferred Assets prior to the Closing Date; and

(x)        all Indebtedness of Seller or any of its Affiliates in respect of the Business.

(c)           Seller agrees to reimburse Purchaser, dollar for dollar, in the event that any of Purchaser's or its Affiliates' customers offset any Retained Liability against accounts payable by such customer to Purchaser or its Affiliates. Purchaser agrees to provide notice to Seller of any such offset for which Purchaser is entitled to be reimbursed by Seller pursuant to this Section 2.3(c). Seller shall pay Purchaser promptly following receipt of notice of any such offset by a customer (together with supporting documentation).

2.4           Ancillary Agreements.  At the Closing, Seller and Purchaser shall enter into Trademark and Domain Assignment Agreement (in the form attached as Exhibit 4 hereto), Bill of Sale (in the form attached to the Assumption and Assignment Agreement), Assumption and Assignment Agreement, Transition Services Agreement and Lease Agreement.

3.             CLOSING AND POST-CLOSING PURCHASE PRICE ADJUSTMENT

3.1          Closing.  (a) The parties shall hold the Closing at the offices of Foley Shechter LLP or remotely (as agreed to by the parties) at 10 a.m. Pacific Standard Time ("PST") on the first Business Day following the last day on which the conditions set forth in Section 7 have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), other than those conditions that, by their nature, are to be satisfied at the Closing (provided that such conditions would be so satisfied), or at such other place, time and date as may be agreed by Seller and Purchaser in writing. Seller and Purchaser shall deem the Closing to be effective as of 11:59 p.m. PST on the Closing Date.

(b)           The aggregate purchase price payable upon the consummation of the Transaction shall be an amount equal to the Final Purchase Price, as adjusted pursuant to Section 3.3 and 3.4.

3.2          Transactions to be Effected at the Closing.  (a) At least one (1) Business Day prior to the Closing Date, Purchaser shall prepare and deliver to Seller its good faith written estimate of the Adjusted Purchase Price as of 11:59 p.m. on the Closing Date (the "Closing Date Payment"), together with reasonable supporting detail as to each of the calculations contained therein, including estimated Closing Inventory (collectively, the "Initial Closing Statement"). The Initial Closing Statement shall be calculated in accordance with the Accounting Principles and prepared in a manner consistent with the definition of the term Closing Inventory. Prior to the Closing Date, and without limitation of the provisions of Section 6.2, at Purchaser's request, Seller shall provide Purchaser and its representatives any information reasonably requested and shall provide them access at all reasonable times to the personnel, properties, books and records relating exclusively to the Business, in each case for the purpose of estimating the Target Inventory, Target Accounts Payable, Target Accounts Receivable and the Adjusted Purchase Price or preparing the Initial Closing Statement. Purchaser and Seller shall reasonably cooperate and act in good faith to resolve any disputes they may have in respect of the Closing Date Payment and the Initial Closing Statement.

(b)           Seller shall deliver or cause to be delivered to Purchaser (i) appropriately executed deeds, bills of sale, assignments and other customary instruments of transfer relating to the Transferred Assets (other than the Transferred Intellectual Property), in form and substance reasonably satisfactory to Purchaser, (ii) general assignments of the Transferred Trademarks and all Other Transferred Intellectual Property, in form and substance reasonably satisfactory to Purchaser, (iii) an appropriately executed counterparts of each of the Assumption and Assignment Agreement (attached hereto as Exhibit 1), Transition Services Agreement, Lease Agreement and Trademark and Domain Assignment Agreement, and (v) an affidavit, meeting the requirements of Treasury Regulation 1.1445-2(b), certifying that Seller is not a "foreign person" within the meaning of Section 1445 of the Code; provided, however, that if Seller does not deliver such certificate to Purchaser, Purchaser shall be permitted to withhold from payments made pursuant to this Agreement any withholding Taxes required under Section 1445 of the Code and any such withheld amounts shall be treated as having been paid to Seller, and (vi) the officer's certificates of Seller referred to in Section 7.2;

(c)           Purchaser shall deliver to Seller (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least one Business Day prior to the Closing Date), in an amount equal to the Closing Date Payment, (ii) appropriately executed counterparts to Assumption and Assignment Agreement, Transition Services Agreement, Lease Agreement and Trademark and Domain Assignment Agreement and (iii) the officer's certificates of Purchaser referred to in Section 7.3;

(it being understood that Purchaser shall not be required to make any additional representations, warranties or covenants, expressed or implied, with respect to such deeds, bills of sale, assignments, agreements and other instruments of transfer or assumption not contained in this Agreement or the Ancillary Agreements).

3.3           Post-Closing Accounts Receivable, Accounts Payable and Purchase Price Adjustment.

(a)            The Closing Statement.  Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the "Closing Statement"), setting forth (i) the book value of the Transferred Inventory (which, for the avoidance of doubt, shall exclude the value of any obsolete Inventory) as of 11:59 p.m. on the Closing Date (the "Closing Inventory"), (ii)the amount by which as of the Post-Closing Measurement Time (x) the amount of actual Accounts Receivable as of such date exceeds the amount of Target Accounts Receivable, if any, and (y) the absolute value of the amount of actual Accounts Payable as of such date is less than the amount of Target Accounts Payable, if any (collectively, the "Seller True-Up"), and(iii) the amount by which as of the Post-Closing Measurement Time (x) the absolute value of the amount of actual Accounts Receivable as of such date is less than the amount of Target Accounts Receivable, if any, and (y) the amount of actual Accounts Payable as of such date is more than the amount of Target Accounts Payable, if any (collectively, the "Purchaser True-Up"), the calculation of such amounts, in either case of clause (ii) or (iii), made in accordance with the principles, practices, methodologies and policies set forth in Section 3.3(a) of the Disclosure Schedule (the "Accounting Principles"), whether or not doing so is in accordance with GAAP, together with a certification of a senior officer of Purchaser that the Closing Statement was (A) estimated in good faith and based upon the books and records of Seller and (B) prepared and calculated in accordance with the requirements of this Agreement. After the Closing Date, at Seller's request, Purchaser shall assist Seller and its representatives in the review of the Closing Statement and shall provide Seller and its representatives any information reasonably requested and shall provide them access at all reasonable times to the personnel, properties, books and records of Purchaser for such purpose.

(b)           Objections.  Unless Purchaser provides Seller with a Notice of Objection within 30 days after Seller's delivery of the Closing Statement, the Closing Statement will become final and binding at the end of such 30-day period. During such 30-day period, Seller shall permit Purchaser and its representatives to review its working papers relating to the Closing Statement and shall be granted reasonable access to appropriate personnel of Seller responsible for preparing the Closing Statement. Any Notice of Objection must specify in reasonable detail the basis for the objections set forth therein. Any Notice of Objection must include only objections based on (i) mathematical errors in the computation of Closing Inventory or (ii) Closing Inventory not having been calculated in accordance with the Accounting Principles.

(c)           Resolution of Disputes.  If Seller provides the Notice of Objection to Purchaser within such 30-day period, Purchaser and Seller shall, during the 30-day period following Purchaser's receipt of the Notice of Objection, attempt in good faith to resolve Seller's objections. During such 30-day period, Seller and Seller's accountants shall permit Purchaser and its representatives to review the working papers of Seller and Seller's accountants relating to the Notice of Objection and the basis therefor and shall be granted reasonable access to appropriate personnel of Seller responsible for preparing such Notice of Objection. If Purchaser and Seller are unable to resolve all such objections within such 30-day period, the parties shall submit the matters remaining in dispute to the auditor of Parent or, if such firm declines to act, to another Los Angeles or Orange County, California recognized public accounting firm mutually reasonably agreed upon by Purchaser and Seller; provided, however, if Purchaser and Seller are unable to agree on a firm within 10 days after the end of such 30-day period, then Purchaser and Seller shall each designate a firm and such designated firms shall jointly select a third Los Angeles or Orange County, California recognized firm to resolve the disputed matters (such selected firm being the "Independent Expert"). The parties shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 30 days after its engagement. The Independent Expert shall only decide the specific items under dispute by the parties and its decision shall be within the range of values assigned to each disputed item in the Closing Statement and the Notice of Objection, respectively. The resolution of disputed items by the Independent Expert will be final and binding, and the determination of the Independent Expert will constitute an arbitral award that is final, binding and non-appealable and upon which a Judgment may be entered by a court having jurisdiction thereover. The cost of any determination (including the fees and expenses of the Independent Expert and reasonable attorney fees and expenses of the parties) pursuant to this Section 3.3(c) shall be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Independent Expert, which proportionate allocations shall also be determined by the Independent Expert at the time the determination of the Independent Expert is rendered on the merits of the matters submitted. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of Purchaser's accountants shall be borne by Purchaser and the fees and disbursements of Seller's accountants shall be borne by Seller.

(d)           Adjustment Payment.  Within 10 days after both the Closing Statement has become final and binding and the Adjusted Purchase Price has been finally determined in accordance with this Section 3.3 (the "Final Purchase Price"), (i) if the Closing Date Payment is less than the Final Purchase Price, Purchaser shall pay to Seller an amount equal to such difference, and (ii) if the Closing Date Payment is greater than the Final Purchase Price, Seller shall pay to Purchaser an amount equal to such difference. Any such payment hereunder must be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be.

(e)           Post-Closing Books and Records.  Except for the consummation of the Closing and the other transactions contemplated by this Agreement, Seller and Purchaser shall conduct the Business on the Closing Date itself in the ordinary course in a manner substantially consistent with past practice. Following the Closing and until the Closing Statement has become final and binding pursuant to this Section 3.3, Purchaser shall maintain the accounting books and records of the Business on which the Closing Statement is to be based.

4.             REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SHAREHOLDERS.

Except as set forth in, or qualified by any matter set forth in the Disclosure Schedule (it being agreed that the disclosure of any matter in any section of the Disclosure Schedule corresponding to this Section 4 shall be deemed to have been disclosed in any other section of the Disclosure Schedule corresponding to this Section 4 to which the applicability of such disclosure is reasonably apparent), Seller and each of the Shareholders hereby represents and warrants to Purchaser and Parent, jointly and severally, as of the date hereof and as of the Closing Date as follows:

4.1           Organization and Standing.  Seller is (a) duly organized, validly existing and in good standing under the Laws of the State of California and (b) has all necessary organizational power and authority to own, lease and operate its material properties and assets and to carry on the Business as presently conducted except, in this clause (b) only, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

4.2           Authority, Execution and Delivery; Enforceability.  Seller has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Ancillary Agreements, the performance of Seller's obligations hereunder and thereunder and the consummation by Seller of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Seller. Seller has duly executed and delivered this Agreement and the Ancillary Agreements, and assuming due authorization, execution and delivery by Purchaser, this Agreement and the Ancillary Agreements constitute Seller's valid and binding obligation, enforceable against Seller in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

4.3           No Conflicts or Violations; No Consents or Approvals Required.  The execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will not, conflict with or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Transferred Assets under, any provision of (i) its Articles of Incorporation or Bylaws, (ii) any material Contract to which Seller is a party or by which any of the Transferred Assets is bound, or (iii) any material Judgment or applicable Law applicable to Seller or any of the Transferred Assets, other than, in the case of clause (ii) above only, any such items that would not reasonably be expected to materially and adversely affect the Business or the Transferred Assets, taken as a whole. No consent, approval or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition.

4.4          Financial Statements; Absence of Undisclosed Liabilities.  (a) Section 4.4(a) of the Disclosure Schedule sets forth the Financial Statements. Except for adjustments necessary to present the Financial Statements on a standalone basis for the Business or as otherwise disclosed in the notes to the Financial Statements, the Financial Statements were prepared in accordance with the historical management accounting principles, practices, methodologies and policies of Seller with respect to the Business, applied on a consistent basis, and from Seller's books and records. The Financial Statements fairly present, in all material respects, in accordance with such principles, practices, methodologies and policies, the inventory and fixed assets of the Business as of December 31, 2017, and the sales and profit contribution of the Business for the periods covered by such statements. Seller has no liabilities, obligations or commitments arising out of, relating to or otherwise in respect of the Transferred Assets, the Business or the operation or conduct of the Business that would be required by GAAP to be provided as a liability in the Financial Statements, other than (i) as specifically set forth in the Financial Statements; (ii) liabilities specifically described in Section 4.4(b) of the Disclosure Schedule; (iii) the Retained Liabilities; and (iv) liabilities incurred in the ordinary course of business consistent with past practice since the date of the inventory statement in the Financial Statements.  Seller has no Indebtedness arising out of, relating to or otherwise with respect to the Business.

4.5    Good and Valid Title.  Seller has, and as of the Closing Date will have, good and marketable title to, or, in the case of leased or subleased assets, valid and subsisting leasehold interests in, all material Transferred Assets, other than those Transferred Assets sold or otherwise disposed of after the date of this Agreement not in violation of this Agreement, in each case free and clear of all Liens, other than Permitted Liens. Seller will transfer to Purchaser good, valid and marketable title to all of the Transferred Assets free and clear of any and all Liens, except for the Permitted Liens. All material assets and rights used by Seller in the Business are held solely by Seller, and all material agreements, obligations, expenses and transactions related to the Business have been entered into, incurred and conducted only by Seller, and no Affiliates of Seller, own or have any rights in or to any of the Transferred Assets or other properties or rights related to the Business. The Transferred Equipment is in good repair and operating condition (giving due account to ordinary wear and tear) and is reasonably adequate and suitable for its present uses and have been maintained consistent with the standards generally followed in the industry.

4.6           Intellectual Property.  To the Knowledge of Seller, Seller owns or has a valid license to use all material Intellectual Property used or held for use in connection with the Business. The conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party, and since January 1, 2015, neither Seller nor any of its Affiliates has received any written claim or demand that has not been fully resolved, nor have any Proceedings been instituted against Seller or any Affiliates, alleging any such infringement, misappropriation or other violation. To the Knowledge of Seller, no third party is infringing, misappropriating or otherwise violating the material Intellectual Property included in the Purchased Assets in any material respect.

4.7           Leased Real Property.  Section 4.7 of the Disclosure Schedule sets forth a true, correct and complete description of the Lease. Seller has delivered to Purchaser a true, correct and complete copy of the Lease, including all amendments, extensions, renewals, modifications or other agreements with respect thereto pursuant to which Seller occupies the Leased Real Property. A new Lease will be entered into by Purchase and Seller in conjunction with this Agreement.

Since January 1, 2015, Seller has not received any written notice of (i) uncorrected violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Leased Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Leased Real Property or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which, except, in each case of any of the foregoing clauses (i) through (iii), as would not reasonably be expected to materially and adversely affect the Business or the Transferred Assets, taken as a whole. Neither the whole nor any material portion of the Leased Real Property has been damaged or destroyed by fire or other casualty that has not been substantially repaired. Seller has adequate access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protections, drainage and other public utilities, in each case to the extent necessary for the conduct of the Business as currently conducted by Seller. Seller has the right to access a public road or other means of lawful access to and from the Leased Real Property.

4.8   Material Contracts.  (a) Section 4.8 of the Disclosure Schedule sets forth a list of each of the Contracts to which Seller is a party that relate to the operation or conduct of the Business (other than (x) any Transferred Contract that is immaterial to the Business, (y) this Agreement and the Ancillary Agreements and (z) Transferred Contracts entered into after the date of this Agreement in accordance with Section 6.1(vi)) and that is (the "Material Contracts"):

(i)        any customer agreement with the fifteen (15) most significant customers (measured by dollar volume of sales to such customer) of the Seller for the fiscal year ended December 31, 2017;

(ii)       any agreement or series of related agreements with each of the fifteen (15) most significant suppliers for which Seller purchased inventory, materials, supplies, equipment, services and other goods (measured by dollar volume of purchases from such suppliers) for the fiscal year ended December 31, 2017;

(iii)      any Contract containing any future capital expenditure obligations of the Business in excess of five thousand dollars ($5,000);

(iv)      other than Contracts for the purchase and sale of products in the ordinary course of business, any Contracts for the purchase and sale of materials, supplies, products or services, each of which involves aggregate payments in excess of ten thousand dollars ($10,000);

(v)       any Contract containing covenants that would restrict or limit in any material respect the ability of the Business after the Closing to compete in any business or with any person or in any geographic area;

(vi)      any lease or similar Contract with any person under which Seller is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person which lease or similar Contract has an aggregate future obligation in excess of $5,000 and is not terminable by Seller by notice of not more than 30 days for a cost of less than $5,000;

(vii)     any master lease agreements providing for the leasing of both (x) personal property relating to the Business and (y) other personal property in excess of five thousand dollars ($5,000);

(viii)    any Contract (x) pursuant to which a third party grants Seller the right to use any Intellectual Property that is material to the conduct of the Business or (B) pursuant to which Seller grants to any third party the right to use any Intellectual Property included in the Transferred Assets;

(ix)      any Contract under which Seller has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any person or any other note, bond, debenture or other evidence of indebtedness for borrowed money of Seller;

(x)       any material Contract, other than Contracts that relate to Retained Liabilities, requiring the pay, performance, discharge or guarantee of any debt or obligation of any person;

(xi)       any franchising, joint venture, partnership or similar Contract;

(xii)      any material sales agency, broker, distributor, dealer, manufacturer's representative, franchise, promotion or marketing Contract;

(xiii)     any Contract with an exclusive supply or requirements obligation binding on any Seller;

(xiv)    any Contract for the sale of any material Transferred Asset or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of such Transferred Assets;

(xv)     any continuing Contract for the future purchase of materials, supplies, equipment, raw materials, packaging or commodities (other than (A) purchase orders for Inventory in the ordinary course of business and (B) purchase orders for the co-packing or co-manufacturing of Products of the Business in the ordinary course of business) in any such case which has an aggregate future obligation to any person in excess of $5,000 and is not terminable by Seller by notice of not more than 30 days for a cost of less than $5,000;

(xvi)    any management, service, consulting or other similar Contract or an advertising Contract, in any such case which has an aggregate future obligation to any person in excess of $5,000 and is not terminable by Seller by notice of not more than 30 days for a cost of less than $5,000;

(xvii)   any Contract under which (x) any person has directly or indirectly guaranteed indebtedness, liabilities or obligations of Seller or (y) Seller has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(xviii)  any Contract granting a Lien (other than a Permitted Lien) upon any Transferred Asset;

(xix)     any Contract for capital expenditures in excess of $5,000 individually or in the aggregate;

(xx)      any Contract that deals with the provision of goods or services by or on behalf of the Business on a co-manufacturing or co-packing basis;

(xxi)     any Contract (including purchase orders for Inventory or sales Contracts or orders for Products) which provides for the sale or purchase of goods or services in excess of $5,000 in any consecutive 12-month period after the date of this Agreement;

  (xxii)  any Contract that provides for the indemnification of any person or the assumption of any Tax, environmental or other obligation, liability or commitment of any person;

(xxiii)   any Contract with any Governmental Entity; or

(xxiv)   any other Contract entered into outside the ordinary course of business that is material to the Business.

(b)           Each Material Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, in each case, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) and (ii) Seller is not or, to the Knowledge of Seller, any other party to a Material Contract is not, in breach or violation of, or default under, any Material Contract and no event has occurred that with notice or lapse of time, or both, would constitute a breach or default (whether by lapse of time or notice or both), except in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

4.9          Compliance with Applicable Laws; Permits. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i)  Seller is not in violation of any Law applicable to the conduct of the Business, (ii) at all times since January 1, 2015, Seller has been in compliance with all Laws applicable to the conduct of the Business and (iii) since January 1, 2015, Seller has not received written notice of or been charged with violation in any material respect of any Laws applicable to the Business.

(b)           Section 4.9 of the Disclosure Schedule sets forth a true, correct and complete list of all material permits necessary for the conduct of the Business as presently conducted (the "Permits"). Seller and the Business is in material compliance with the terms of all Permits. From and after the Closing, Seller and its Affiliates shall not initiate or prosecute, directly or indirectly, any Proceedings challenging the Permits to the extent relating to the operation of the Business. There is no Proceeding pending or, to the Knowledge of Seller, threatened in writing that would result in the termination, revocation, suspension or restriction of any Permit or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Permit. No written notice from a Governmental Entity has been received by Seller alleging the failure to hold any Permit or the violation of any term thereof.

4.10        Taxes. Except as would not reasonably be expected to result, individually or in the aggregate, in a Business Material Adverse Effect: (a) all Tax Returns required to be filed with respect to the Transferred Assets, the Assumed Liabilities and the Business have been timely filed (taking into account applicable extensions) and all such Tax Returns are correct and complete; (b) all Taxes required to be paid in respect of the Transferred Assets, the Assumed Liabilities and the Business have been timely paid; and (c) there are no Liens for Taxes upon any of the Transferred Assets other than Permitted Liens.

4.11        Proceedings.  There are no Proceedings pending, filed or, to the Knowledge of Seller, threatened in writing, against Seller with respect to the Business, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Business is not subject to or in default under any outstanding Judgments, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

4.12        Absence of Undisclosed Liabilities; Absence of Changes or Events.  (a) The Business does not have any liabilities other than liabilities that: (a) are reflected or reserved against in the Financial Statements, (b) were incurred since January 1, 2018 in the ordinary course of business and not exceeding $5,000 in total, (c) are Retained Liabilities, (d) are liabilities for Taxes as set forth in Section 4.12(d) of the Disclosure Schedule or (e) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)           Except for the matters expressly contemplated by this Agreement, from and after January 1, 2018, (a) the Business has been operated in the ordinary course of business and (b) there has not been any commitment made or action taken, or authorized or agreed to be taken, in respect of the Business that, if made, taken or authorized or agreed to be taken, between the date hereof and the Closing Date, would constitute a breach of Section 6.1 if Purchaser's consent were not obtained. Since January 1, 2015, (i) no assets related to the Business, including any vehicles, have been transferred to another business of Seller or its Affiliates that is not included within the Business other than in the ordinary course of business consistent with past practice and (ii) no employee of Seller whose services were or are used primarily for the operation or conduct of the Business has been transferred to another business of Seller that is not included within the Business, other than in the ordinary course of business consistent with past practice. From and after January 1, 2015, there has not been nor has there occurred any circumstance, condition, development, event, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

4.13        Food Law and Food Safety Matters. (a) Seller conducts, and since January 1, 2015 has conducted, the Business in compliance in all material respects with all applicable Law related to the preparation, labeling, sale and distribution of food to consumers, including the applicable provisions of the Federal Food, Drug, and Cosmetic Act, as amended, and the applicable regulations and requirements adopted by the FDA thereunder (collectively, the "Food and Drug Act"), the applicable statutes, regulations and requirements of the USDA, all applicable statutes enforced by the FTC and the applicable FTC regulations and requirements and any applicable statutes, regulations and requirements established by any state, provincial, local or foreign Governmental Entity responsible for regulating the preparation, labeling, sale and distribution of food products (together with the FDA and USDA, collectively, the "Food Authorities" and the Food and Drug Act together with such other statutes, regulations and requirements collectively, the "Food Law") and terms and conditions imposed in any Permits granted by any Food Authority. Since January 1, 2015, all Inventory and Products, and to Knowledge of Seller, each of the co-manufacturers and co-packers of the Inventory and Products to the extent related to the Inventory or Products, have complied and are in compliance with applicable Food Law and terms and conditions imposed in any Permits granted by any Food Authority, including any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf-life requirements, in each case as required under applicable Food Law or material Permits granted by any Food Authority, except in each case for instances of non-compliance that would not reasonably be expected to materially and adversely affect the Business or the Transferred Assets, taken as a whole.

(b)           Since January 1, 2015, Seller has not been excluded, debarred or suspended from participation under any government program pursuant to any applicable Food Law, in each case with respect to the Business or the Products.

(c)           Section 4.13 of the Disclosure Schedule sets forth a list of each pending or, to the Knowledge of Seller, threatened, investigation by a Governmental Entity or Proceeding, and each investigation by a Governmental Entity or Proceeding that was pending or, to the Knowledge of Seller, threatened since January 1, 2015, against Seller, in each case that relates to the Business and asserts a violation of applicable Food Law by Seller. Seller is not a party or subject to or in default under any unsatisfied Judgment or settlement agreement or any Judgment or settlement agreement with continuing obligations, in each case related to applicable Food Law and applicable to the conduct of the Business, other than any such Judgments or settlement agreements that are not material to the Business.

(d)          The finished goods included in the Transferred Inventory as of the Closing will (i) have been properly handled and stored and are properly packaged and labeled and fit for human consumption, (ii) may be shipped in interstate commerce in accordance with applicable Food Law and (iii) are not adulterated or misbranded within the meaning of applicable Food Law. All of the current packaging for the Products is adequate for normal shipping and storage.

(e)            None of (i) the Business or any Product or any Inventory or the Leased Real Property or (ii) to the Knowledge of Seller, with respect to the Inventory and the Products, the persons that manufacture, process, package, supply ingredients and packaging materials for or distribute the Inventory or the Products, has received or is subject to, or since January 1, 2015, has been subject to, (x) any warning letter, untitled letter, notice of inspectional observation (including FDA Form 483), notice of suspension, notice of intended enforcement or other adverse correspondence or notice from any Food Authority or (y) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, other than, in each case of clauses (x) and (y), that remains unresolved and that would reasonably be expected to materially and adversely affect the Business or the Transferred Assets, taken as a whole.

(f)            Since January 1, 2015, Seller has not received and is not currently subject to any written cease and desist order or other written order, ruling, memorandum of understanding or similar agreement or arrangement (whether temporary, preliminary or permanent) with, or is a party to a commitment letter or similar submission to, and has not received and is not subject to any supervisory letter or other written notice, or, to the Knowledge of Seller, oral notice, of a formal action, suit, arbitration or proceeding, or, to the Knowledge of Seller, any other Proceeding that restricts or restrains in any material respect or otherwise imposes any material condition, restriction, qualification or limitation on, the manufacture or the sale or distribution of the Products.

(g)           None of the Products or the Inventory requires any specific approval of the FDA, USDA or any other Food Authority for the purpose of which they are being manufactured, prepared, produced, sold or distributed, which has not been obtained.

4.14        Environmental Matters.  Except for such matters that are disclosed in Section 4.14 of the Disclosure Schedule, and for those matters that would not be reasonably expected to have, individually or in the aggregate, a Business Material Adverse Effect:

(a)           Seller has been and is in compliance with all applicable Environmental Laws with respect to the Business and the Transferred Assets and to the Knowledge of Seller, there are no facts, circumstances or conditions that could reasonably be expected to prevent or interfere, after the Closing, with compliance with currently applicable Environmental Laws;

(b)           Seller and the Business have obtained and are in compliance with all of the material Environmental Permits required for the construction, modification, operation or ownership of the Business and the Transferred Assets as presently conducted and no appeal or other action is pending to revoke any such Environmental Permit. All material Environmental Permits held by Seller or any other person with respect to the Business are listed in Section 4.14(b) of the Disclosure Schedule;

(c)           there are no Environmental Claims pending or, to the Knowledge of Seller, threatened against or related to the Business or the Transferred Assets, and to the Knowledge of Seller, there are no facts, circumstances or conditions that could reasonably be expected to result in an Environmental Claim with respect to the Business or the Transferred Assets;

(d)           neither Seller nor any other person is subject to any Judgments, whether judicial or administrative, pursuant to Environmental Law or with respect to liability, obligation or commitment relating to the release of or exposure to hazardous materials, related to the Business or the Transferred Assets;

(e)            there has not been any release of hazardous materials at, on, under or, migrating from or to the Transferred Assets (including the Leased Real Property) that could reasonably be expected to result in a liability, obligation or commitment pursuant to Environmental Law or that could reasonably be expected to materially interfere with the operation of the Business after the Closing; and

(f)            with respect to the Business and the Transferred Assets, Seller has provided or made available to Purchaser all material assessments, reports, data, results of investigations or audits that are in the possession of or reasonably available to Seller pertaining to the environmental condition of the Transferred Assets, compliance (or noncompliance) with applicable Environmental Laws, open or pending Environmental Claims, and any Judgments relating to environmental Laws or hazardous materials.

4.15        Intentionally Left Blank

4.16        Inventory.  The Inventory was acquired or manufactured in the ordinary course of business consistent with past practice. On the Closing Date, the Transferred Inventory will consist of goods usable and saleable in the ordinary course of business. Subject to the reserve for damaged or obsolete inventory set forth on the Closing Statement (i) the Inventory does not include any material items that are slow moving (having regard to the rate at which such items have moved historically in the ordinary course of business) or below standard quality, (ii) the Inventory is of a quality and quantity salable in Seller's ordinary course of business in all material respects, the value of which has not been written down on its books of account to net realizable market value, and (iii) the Inventory levels have been obtained and maintained at such amounts as are required for the operation of the Business as previously conducted and as currently conducted in the ordinary course of business, in all material respects, and such Inventory levels are adequate for the Business as operated by Seller in the ordinary course. Subject to the reserve for damaged or obsolete inventory set forth on the Closing Statement, all Inventory is of such quality as to meet the quality control standards of Seller. Inventory is valued on a first in first out basis using Purchaser's standard costs, which are updated annually, as described in the Accounting Principles. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business. All Inventory is located at, or is in transit to or from, the Seller's facilities. The Seller has purchased all Inventory in compliance with applicable laws and orders relating to imported goods.

4.17        Customers and Suppliers; Consumer Programs.  (a) Section 4.17 of the Disclosure Schedule lists (a) the 15 largest customers of the Business in terms of net sales during the fiscal year ended December 31, 2017(the "Significant Customers"), and (b) the 15 largest suppliers of the Business in terms of invoices during the fiscal year ended December 31, 2017(the "Significant Suppliers"). Between January 1, 2015, and the date of this Agreement, no Significant Supplier has (i) materially and adversely modified or terminated its relationship with the Business or has decreased materially (except for decreases occurring in the ordinary course of business) its services, supplies, materials or finished products to the Business and, to the Knowledge of Seller, no such person has threatened any such action, or (ii) given Seller written notice of any material adverse modification or termination or intent to materially and adversely modify or terminate its relationship with Seller. Between January 1, 2015, and the date of this Agreement, no Significant Customer has (i) materially and adversely modified or terminated its relationship with the Business or has decreased materially (except for decreases or limits occurring in the ordinary course of business) its usage or purchase of the products of the Business, or (ii) given Seller written notice of material adverse modification or termination or intent to materially and adversely modify or terminate its relationship with Seller. As of the date of this Agreement, to the Knowledge of Seller, Seller has not agreed with any existing customer to repurchase, or issue a credit or allow a return in respect of, any Products following the Closing Date, except to the extent such Products fail to meet specifications, as expressly provided in any Transferred Contract or to the extent any such obligations constitute Retained Liabilities.

(b)           Section 4.17 of the Disclosure Schedule contains (i) a list of all consumer-oriented marketing programs and materials of the Business for which Purchaser will be responsible after the Closing and includes a description of each such program, the approximate duration of each such program, and an estimate of Seller's obligations under each such program.

4.18        Product Liability; Product Recall.  (a)None of Seller or, to the Knowledge of Seller, with respect to the Products or Inventory, the third persons that manufacture, process, package, supply ingredients or packaging materials for or distribute the Products or Inventory, has since January 1, 2015, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product or Inventory(collectively, a "Recall"). To the Knowledge of Seller, since January 1, 2015, no facts have existed that, if known by the applicable Food Authority, would have required or resulted in a Recall. To the Knowledge of Seller, there are no facts that are reasonably likely to cause (i) the Recall of any Product or Inventory or (ii) as a result of regulatory action or pending or threatened litigation (A) a material change in the labeling of any of the Products or Inventory or (B) a termination or suspension of the marketing of any of the Products or Inventory in any location.

(b)          To the Knowledge of Seller, none of the Products or Inventory that are currently released to the market (i) pose a significant or unreasonable risk of illness or injury when consumed in the intended manner and in accordance with the label directions of such Product or (ii) are subject to dietary notification or reporting pursuant to the reportable food registry or similar reporting requirement maintained by the FDA or any foreign Food Authority equivalent having authority over the Business.

(c)           Since January 1, 2015, (i) Seller has not received written notice, or, to the Knowledge of Seller, oral notice, of any (A) class action lawsuit or purported class action lawsuit or inquiry or investigation by the FDA, the FTC or state attorneys general or any other Food Authority, (B) product defect, bodily or personal injury, death, material property or economic damages, any claim for punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief or (C) formal action, suit, arbitration or proceeding, or, to the Knowledge of Seller, any other Proceeding, in each of (A), (B) and (C), in connection with any Product or Inventory, nor, to the Knowledge of Seller, have any of (A), (B) or (C) been threatened in writing or orally or (ii) Seller has not been a party to any formal action, suit, arbitration or proceeding, or, to the Knowledge of Seller, any other Proceeding relating to product defect, bodily or personal injury, death, material property or economic damages, any claim for punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief, in each case as a result of any Product or Inventory, nor, to the Knowledge of Seller, has any such Proceeding been threatened in writing or orally.

(d)           With respect to any Products or Inventory, there are no product warranty claims, or series of related product warranty claims, currently pending or, to the Knowledge of Seller, threatened in writing against Seller in an amount equal to or greater than $5,000. There have been no such product warranty claims made against Seller since January 1, 2015. All Products and Inventory manufactured, distributed or sold by or on behalf of Seller prior to date of this Agreement comply in all material respects with all contractual requirements, covenants or express or implied warranties applicable thereto and are not subject to any material term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale for such products and services. Seller has not, with respect to the Products, extended to any of its customers any written, non-uniform product warranties, indemnifications or guarantees.

4.19        Accounts Receivable.  Each account receivable that has been billed is and each unbilled account receivable will be when billed (a) valid and existing and represents monies due (or believed in good faith to be due) for goods sold and delivered and services performed in bona fide commercial transactions and (b) a legally binding obligation of the account debtor enforceable in accordance with its terms not subject to refunds, discounts (other than trade discounts provided in the ordinary course of business), setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses or conditions precedent, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors' rights generally.

4.20        Sufficiency of Assets.  As of the Closing, the Transferred Assets, (a) taking into account this Agreement and the Ancillary Agreements and all of the assets, services, products, real property, Intellectual Property to be provided, acquired, leased or licensed under such agreements and (b) assuming all Permits have been obtained or transferred (or the benefits or burdens thereunder have been provided to Purchaser), constitute all of the assets relating to the Business that are used or held for use by Seller in the Business and constitute all material assets that are necessary for the conduct of the Business in all material respects as it is currently conducted.

4.21        Banks. Section 4.21 of the Disclosure Schedule sets forth (a) the name of each bank, trust company or other financial institution with which Seller has an account, credit line or safe deposit box relating to the Business, (b) the names of all persons authorized to draw thereon or to have access to any safe deposit box, and (c) the purpose of each such account, credit line or safe deposit box. From and after Closing, Seller will separately furnish to the Buyer the passwords used to access such accounts, including those required for voice response and internet services.

4.22        Insurance. Seller maintains insurance with reputable insurers for the Business against all risks normally insured against, and in amounts normally carried, by Seller consistent with past practices in all material respects. All material insurance policies and bonds with respect to the Business are in full force and effect and shall be maintained by Seller in full force and effect in all material respects through the Closing Date and all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers' compensation insurance policies). No notice of cancellation or termination has been received with respect to any material insurance policy with respect to the Business which was not replaced on substantially similar terms prior to the date of such cancellation.

4.23       Certain Payments. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, Seller and, to the Knowledge of Seller, any director, officer, employee or any other individual associated with or acting for or on behalf of Seller or its Affiliates, has not directly or indirectly and in violation of Law knowingly made any contribution, gift, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property or services, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured or (iii) to obtain special concessions or for special concessions already obtained.

4.24       Brokerage.  Seller and each of the Shareholders represents, as to itself and their respective Affiliates, that with the exception of American Real Estate, located at 4428 Convoy Street, Suite 220A, San Diego, CA 92111, Selling Agent Mansoor M. Rabbabi (BRE LICENSE # 01344153), who is acting as the broker for the Seller and the Shareholders and who is due to receive a commission fee of 5% of $1,050,000 in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and the Ancillary Agreements. The Seller and the Shareholders agree to be solely responsible for such broker's fee.

5.             REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in, or qualified by any matter set forth in the Purchaser Disclosure Schedule (it being agreed that the disclosure of any matter in any section of the Purchaser Disclosure Schedule corresponding to this Section 5 shall be deemed to have been disclosed in any other section of the Purchaser Disclosure Schedule corresponding to this Section 5 to which the applicability of such disclosure is reasonably apparent), Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

5.1          Organization and Standing.  Purchaser is (a) duly organized, validly existing and in good standing under the Laws of the State of Nevada and (b) has all necessary organizational power and authority to own, lease and operate its material properties and assets and to carry on the Business as presently conducted except, in this clause (b) only, as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.2         Authority, Execution and Delivery; Enforceability.  Purchaser has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements, the performance of Purchaser's obligations hereunder and thereunder and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Purchaser. Purchaser has duly executed and delivered this Agreement and the Ancillary Agreements, and assuming due authorization, execution and delivery by Seller, this Agreement and the Ancillary Agreements constitute Purchaser's valid and binding obligation, enforceable against Purchaser in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

5.3           No Conflicts or Violations; No Consents or Approvals Required. The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will not, conflict with or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Transferred Assets under, any provision of (i) its Certificate of Incorporation or Bylaws, (ii) any material Judgment or applicable Law applicable to Purchaser, other than any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect. No approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Transaction and the other transactions contemplated hereby.

5.4          Proceedings.  There are no Proceedings pending, filed or, to the Knowledge of Purchaser, threatened in writing, against Purchaser that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.5          Financing. (a) Purchaser and/or Parent has received and accepted, or expects to receive and accept, an executed commitment letter (including the exhibits, annexes and schedules thereto) (the "Commitment Letter") pursuant to which the financing parties party thereto (the "Lenders") have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts and on the terms set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the "Financing." Purchaser has delivered to Seller true, complete and correct copies of the executed Commitment Letter and the fee letter referenced in the Commitment Letter (the "Fee Letter")(except that the fee amounts, pricing caps and certain other terms (none of which would adversely affect the amount or availability of the Financing) set forth therein have been redacted). As of the date hereof, there are no agreements, side letters or arrangements, other than the Commitment Letter and the Fee Letter, to which Purchaser or any of its Subsidiaries is a party relating to either of the Commitment Letter or the Financing that could adversely affect the availability of the Financing.
(b)           As of the date hereof and assuming satisfaction of the conditions set forth in Sections 7.1 and 7.2, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Purchaser have knowledge that any of the Lenders will not or intends not to perform its obligations thereunder.

(c)           The Financing, when funded in accordance with the Commitment Letter, shall provide Purchaser with cash proceeds on the Closing Date sufficient, when taken together with available cash on hand, for the satisfaction of all of Purchaser's obligations under this Agreement, the Ancillary Agreements and under the Commitment Letter, including the payment of the Purchase Price and any fees and expenses of or payable by Purchaser.

(d)           The Commitment Letter is valid, binding and in full force and effect with respect to Purchaser and, to the knowledge of Purchaser, the other parties thereto, and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Commitment Letter. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement. The Commitment Letter has not been modified, amended or altered as of the date hereof and none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect prior to the date hereof.

(e)            In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any Affiliate or any other financing be a condition to any of Purchaser's obligations hereunder.

5.6           Brokerage.  Purchaser represents, as to itself and its Affiliates, that with the exception of American Real Estate, located at 4428 Convoy Street, Suite 220A, San Diego, CA 92111, Selling Agent Mansoor M. Rabbabi (BRE LICENSE # 01344153), who is acting as the broker for the Seller and the Shareholders and who is due to receive a commission fee of 5% of $1,050,000 in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and the Ancillary Agreements. The Seller and the Shareholders agree to be solely responsible for such broker's fee.

6.            COVENANTS

6.1          Covenants Relating to Conduct of the Business.  Except for matters (a) set forth in Section 6.1 of the Disclosure Schedule, (b) expressly agreed to by Purchaser in writing (which agreement shall not be unreasonably withheld or delayed) or (c) otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Seller shall conduct the Business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve the business relationships with customers, suppliers, distributors and others with whom Seller deals with in connection with the conduct of the Business. In addition, except as set forth in Section 6.1 of the Disclosure Schedule or otherwise expressly contemplated by the terms of this Agreement, Seller shall not do any of the following in connection with the Business from the date of this Agreement to the Closing Date without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)            subject any of the Transferred Assets to any Lien other than Permitted Liens;

(ii)            waive any claims or rights of material value that relate primarily to the Business or the Transferred Assets;

(iii)          sell, lease, sublease, license, sublicense or otherwise dispose of any Transferred Asset, except (x) Inventory and obsolete or excess Equipment sold or disposed of in the ordinary course of business consistent with past practice or (y) sales or dispositions of assets in the ordinary course of business consistent with past practice that do not exceed $5,000 in the aggregate;

(iv)          fail to maintain in any material respect any Transferred Trademarks, Other Transferred Intellectual Property or Transferred Technology or grant any person a license in respect of any Transferred Intellectual Property or Transferred Technology, in each case other than in the ordinary course of business consistent with past practice;

(v)           other than in the ordinary course of business consistent with past practice, fail to pay or otherwise satisfy (except if being contested in good faith) any material accounts payable, liabilities or obligations of the Business when due and payable;

(vi)          enter into any new Contract that would be a Transferred Contract, except in the ordinary course of business consistent with past practice, or in any material respect modify, amend, supplement, extend or terminate any Material Contracts relating to the Business;

(vii)         extend, modify, terminate, renew, fail to renew or waive a material right under, a Transferred Contract, except in the ordinary course of business;

(viii)        incur or assume any liabilities, obligations or Indebtedness for borrowed money related to the Business or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

(ix)          make any change in any method of accounting or accounting practice or policy that is applicable to the Business other than those required by GAAP or required by applicable Law;

(x)            enter into any material lease of real property that relates to the Business;

(xi)           materially diminish, increase or terminate trade or consumer promotional programs that in the aggregate are material to the Business, except in the ordinary course of business consistent with past practice;

(xii)         except (x) in the ordinary course of business consistent with past practice and pursuant to an action that applies uniformly to all employees of the Business and other similarly situated employees, (y) as may be required under any collective bargaining Contract, other labor Contract or Seller Benefit Plan, or (x) for any compensation or benefit for which Seller shall be solely obligated to pay, (A) grant to any employee of the Business any increase in compensation or benefits or (B) enter into an employment or severance agreement with any employee of the Business;

(xiii)        hire any individual who would be deemed an employee of the Business or terminate the employment of any employee of the Business other than for cause or in order to fill vacancies;

(xiv)         enter into any Contract that limits or otherwise restricts in any material respect the Business or any of the Transferred Assets or that would reasonably be expected to, after the Closing Date, limit or restrict in any material respect Purchaser from engaging or competing in any line of business, at any location or with any person;

(xv)          except in the ordinary course of business consistent with past practice and for reasonably equivalent value, transfer any Transferred Assets to another business of Seller, the Shareholders or their Affiliates that is not included within the Business;
(xvi)         purchase or order any Inventory or make any Inventory-related transactions outside of the ordinary course of business consistent with past practice; or
(xvii)        agree, whether in writing or otherwise, to do any of the foregoing.

6.2          Access to Information.  Seller shall as promptly as practicable, but in no event later than five (5)Business Days after the date of this Agreement, use its commercially reasonable efforts to deliver to Purchaser copies of all Transferred Contracts not heretofore made available to Purchaser. Seller shall afford to Purchaser and its accountants, counsel, agents and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period prior to the Closing, to (i) personnel, properties, books, Contracts, commitments and records relating to the Business, including Product cost sheets, price, customer and supplier lists and Product lists by SKU and location, and (ii)Leased Real Property and any landlords therefor, and shall promptly (and in any event within two (2) business days after a request therefor) provide such financial and other information regarding the Business, in each case as Buyer shall from time to time reasonably request and to the extent Seller or any of its Affiliates has such information under its control or possession and reasonably available (without the incurrence of significant cost or expense to third parties); provided, however, that in each case such access does not unreasonably disrupt the normal operations of Seller relating to the Business.

6.3           Confidentiality.  Each of Seller, the Shareholders and Purchaser acknowledges that the information being provided to the other party in connection with the Transaction and the consummation of the other transactions contemplated by this Agreement and the Ancillary Agreements is confidential. None of Seller, the Shareholders nor Purchaser shall, and shall cause their respective Affiliates not to, (i) use any Confidential Information for any purpose other than to consummate the Transaction and the other transactions contemplated by this Agreement and the Ancillary Agreements, (b) disclose any Confidential Information to any person or entity other than their respective officers, directors, counsel, agents and representatives who require such information for the purposes stated herein, (c) keep or make copies of any documents, records or property containing any Confidential Information or (d) assist any other person or entity in engaging in any of the foregoing, except to the extent required by Purchaser's financing sources (and their representatives and counsel) or explicitly requested in writing by Purchaser.  Notwithstanding the foregoing, the Purchaser and Seller may disclose Confidential Information at such times, in such manner and to the extent such disclosure is required by applicable Law, provided that the disclosing party (i) provides the other party with prior written notice thereof, to the extent it may lawfully do so, (ii) limits such disclosure to what is strictly required and (iii) attempts to preserve the confidentiality of any Confidential Information so disclosed, at the other party's sole cost and expense.  Nothing in this Agreement reduces any obligation of any party to comply with applicable Laws relating to trade secrets, confidential information and unfair competition.  If, at any time after the Closing, Seller discovers that it is in possession of any records containing any Confidential Information, then Seller shall promptly deliver such records to Purchaser.

6.4          Reasonable Best Efforts.  On the terms and subject to the conditions of this Agreement, each of Seller, the Shareholders and Purchaser shall use its reasonable best efforts to cause the Closing to occur as promptly as practicable and in any event prior to the date set forth in Section 8.1(a)(iv), including taking any and all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Each of Seller, the Shareholders and Purchaser shall promptly cooperate with the reasonable requests of the other party in seeking to satisfy any such legal requirements imposed by any Governmental Entity. Seller and Purchaser shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Without limiting the generality of the foregoing, each of Seller, the Shareholders and Purchaser shall use its reasonable best efforts to obtain satisfaction of the conditions set forth in Section 7.1(a) as promptly as practicable. Notwithstanding anything to the contrary contained in this Agreement, nothing shall require Purchaser to take any action that will require, or be deemed to require, Seller or Purchaser to take any action that could reasonably be expected to have or result in a Material Adverse Impact.

6.5          No Solicitation.  During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller and the Shareholders shall not take, or permit any of their Affiliates or representatives or agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person (other than Purchaser and its Affiliates) concerning any sale, transfer or other disposition of the Business or the Transferred Assets, including any sale, transfer or other disposition of material assets used in the Business, the sale, transfer or other disposition of equity in, or merger or consolidation of, any person that owns material assets used in the Business or similar transaction involving the Business or the Transferred Assets (each such acquisition transaction, an "Alternative Transaction"). Seller and the Shareholders shall immediately cease, and cause their respective Affiliates to immediately cease, and cause to be terminated any existing activities, discussions, communications, access or negotiations with any person (other than Purchaser) conducted heretofore with respect to any possible Alternative Transaction. Seller and the Shareholders (as applicable) will inform Purchaser in writing by email within twenty-four (24) hours following the receipt by Seller or the Shareholders or any of their respective Affiliates or representatives or agents of any bona fide inquiry, proposal, offer or bid (including the terms thereof and the identity of the person making such inquiry, proposal, offer or bid) in respect of any Alternative Transaction. Purchaser acknowledges that the mere receipt by Seller or the Shareholders of an unsolicited inquiry or proposal regarding an Alternative Transaction will not constitute a breach of Seller's and the Shareholders' obligations under this Section, but only if the Seller or the Shareholders (as applicable)notifies Purchaser of such unsolicited inquiry or proposal as required by this Section.

6.6          Employees. (a)  Seller shall be solely responsible for all employment and employee-benefit related matters and all obligations, liabilities and commitments (including severance payments) in respect thereof that are earned and payable with respect to any employee or consultant of the Business, including under any Seller Pension Plan or any other benefit plan of Seller and that are incurred or arise out of or relate to the employment, consulting relationship or service provider relationship between Seller or its Affiliates and any such individual on or before the Closing Date (including any termination or severance benefits).

(b)           Seller shall be solely responsible in accordance with its applicable welfare plans (and the applicable welfare plans of its Affiliates) in effect prior to the Closing Date for all reimbursement claims (such as medical and dental claims) for expenses incurred, for all non-reimbursement claims (such as life insurance claims) and for all claims for workers' compensation benefits, that are incurred or arise out of or relate to a period prior to and including the Closing Date (regardless of actual or payment due date) by any employees of Seller (past and current) and their dependents.

(c)            Seller agrees to provide any required notice under the WARN Act and to otherwise comply with any such applicable Law with respect to any "plant closing" or "mass layoff" (as defined in the WARN Act) or group termination or similar event affecting the employees of the Business (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring on or after the Closing Date. Purchaser shall not take any action prior to the Closing Date that would cause any termination of employment of any employees by Seller that occurs on or before the Closing Date to constitute a "plant closing" or "mass layoff" or group termination under the WARN Act, or to create any liability or penalty to Seller for any employment terminations under applicable Law. Seller shall indemnify and hold harmless Purchaser with respect to any liability under the WARN Act arising from the actions of Seller in accordance with Section 9.3.

(d)           Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to continue any specific employee benefit plans. The provisions of this Section 6.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended to be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to any employees of the Business prior to or following the Closing Date or (ii) confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

6.7           Intentionally Left Blank

6.8           Names Following Closing. (a) None of Seller, the Shareholders nor any of their respective Affiliates shall use, or have the right to use, "San Diego Farmers Outlet, Inc.," "San Diego Farmers Outlet," "Farmers Outlet in San Diego," "Farmers in San Diego," "San Diego Farmers," "Farmers Outlet" or "Farmers Outlet Market," names or any variations or derivatives thereof, or any Transferred Trademarks (the "Names") or any name that is confusingly similar to the Names.

6.9           Litigation Support. From and after the Closing, if and for so long as any party to this Agreement is prosecuting, contesting or defending any Proceeding or action by a third party in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities or Retained Liabilities, the other party shall, and shall cause its Affiliates (and its and their officers and employees) to, cooperate with the requesting party and its counsel in such prosecution, contest or defense, including making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that such access shall not unreasonably interfere with the cooperating party's operations; provided, further, that the requesting party shall reimburse the cooperating party for reasonable documented out-of-pocket costs and expenses incurred in assisting the requesting party pursuant to this Section.

6.10        Payments. Seller shall, or shall cause its applicable Affiliate to, (i) promptly (but in no event more than two (2) business days of receipt) pay or deliver to Purchaser (or its designated Affiliates) any monies or checks relating to the Business that have been sent to Seller or any of its Affiliates after the Closing, including any monies or checks sent to bank accounts and lockboxes under the control of Seller or their Affiliates, by customers, suppliers or other contracting parties of the Business to the extent they are or are in respect of a Transferred Asset or an Assumed Liability hereunder and (ii) promptly reimburse Purchaser (or its designated Affiliates) for any amounts paid by Purchaser (including the Business) to the extent such payments are or are in respect of an Excluded Asset or Retained Liability.

6.11        Financing. (a) Purchaser and Parent shall use their reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter, if any, including (i) maintaining in effect the Commitment Letter, (ii) negotiating definitive agreements with respect to the Financing (the "Definitive Agreements") consistent with the terms and conditions contained therein and (iii) satisfying (or, if deemed advisable by Purchaser or Parent, obtaining the waiver of) on a timely basis all conditions (other than those conditions that by their nature are to be satisfied at the Closing) in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. If all conditions contained in the Commitment Letter have been satisfied or waived (other than the consummation of the Transaction) Purchaser and Parent shall use their reasonable best efforts to cause the Financing Parties party thereto to fund the Financing required to consummate the Transaction and the other transactions contemplated by this Agreement and the Ancillary Agreements and to pay related fees and expenses on the Closing Date (except that in no event shall Purchaser be required to pursue litigation of any sort against the Financing Parties or the Financing Related Parties. Purchaser and Parent shall comply with their obligations under the Commitment Letter in a timely and diligent manner.

(b)           Prior to the Closing, Seller shall provide and shall cause its Affiliates to provide, and shall use its reasonable best efforts to cause its officers, employees, consultants, agents, advisors and other representatives, including legal and accounting, to provide such cooperation as is reasonably requested by Purchaser in connection with the arrangement of the Financing, including (i) assisting Purchaser with Purchaser's preparation of pro forma financial information and pro forma financial statements and other materials for bank information memoranda and similar documents used in connection with the Financing, and providing customary authorization and representation letters in connection therewith, (ii) executing and delivering certificates, management representation letters and other documents, to the extent reasonably requested by Purchaser, and otherwise reasonably facilitating the pledging of collateral, (iii) requesting and cooperating in obtaining customary and appropriate Lien terminations and instruments of discharge, (iv) providing reasonable access for Purchaser to the books and records, properties, officers, directors, agents and representatives of Seller to the extent that that they relate to the Business, (v) assisting with due diligence activities relating to the Business and financial and other information related thereto during normal business hours upon reasonable advance notice, (vi) furnishing Purchaser and the Financing Parties as promptly as reasonably practicable with such financial and other pertinent information regarding the Business as may be reasonably requested by Purchaser, and (vii) taking all actions reasonably requested to (A) permit the Lenders to evaluate the Business and the assets, business, cash management and accounting systems, policies and procedures relating thereto, including Inventory appraisals and field audits, for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and other blocked account contracts and lock box arrangements in connection with the foregoing after the Closing.

6.12        Financial Statements. From and after the Closing Date (provided that Seller shall use commercially reasonable efforts to begin compliance with this covenant as soon as practicable after the date of this Agreement), Seller shall cooperate with Purchaser in the preparation, review and audit of the Financial Statements (including pro-forma financial statements) and other financial information regarding the Business that may be, in the sole discretion of Purchaser, required to be included in the financial reports and other public disclosures of Parent pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in connection with the transaction contemplated hereby. Such cooperation shall include assistance with the preparation of Financial Statements (including pro-forma financial statements) and all other financial information necessary for Parent's independent registered public accounting firm auditing such financial statements to perform its review and audit, including the execution and delivery by Seller of a customary representation letter to such accounting firm (if and to the extent reasonably required by such accounting firm). Such cooperation by Seller shall be provided in a timely manner such that the preparation of the Financial Statements (including pro-forma financial statements) and other financial information can be completed and the audit report thereon delivered to Purchaser no later than 45 days after the Closing Date.

6.13       Transfer of Permits; Consents.  (a)  Seller and Purchaser and Parent shall coordinate and cooperate with each other in exchanging information and assistance in connection with making all filings or notifications necessary to transfer any Permits to Purchaser and/or Parent, or in connection with any applications for new Permits relating to the Business.

(b)           Each of Purchaser, Parent and Seller shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain all of the required consents and (iii) obtain from any Governmental Authority any consents, licenses, Permits, waivers, clearances, approvals, authorizations or orders required to be obtained by Purchaser, Parent or Seller or any of their respective Affiliates, or avoid any action or proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. Purchaser, Parent and Seller shall give any notices to third parties, and use their respective reasonable best efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that Purchaser, Parent and Seller shall coordinate and cooperate in determining whether any such actions, notices, consents, approvals or waivers are required to be given or obtained.

6.14        Casualty or Condemnation Event. (a) If between the date hereof and the Closing, a casualty shall occur with respect to all or any portion of any of the Leased Real Property, (i) Seller shall be required to provide Purchaser with prompt written notice of such occurrence, (ii) Seller shall assign at the Closing all insurance proceeds and/or awards attributable to any such casualty to the extent not yet expended for the restoration of such Leased Real Property by Seller (any such expense being subject to Purchaser's prior written approval), including any proceeds of any business interruption insurance attributable to the period of time from and after the Closing, and (iii) Seller agrees that it will not make any adjustment or settlement of any such insurance claim without Purchaser's prior written consent (and Seller shall provide a credit against the Purchase Price in the amount of any applicable insurance deductible payable in connection therewith).

(b)           If between the date hereof and the Closing, Seller receives notice of any actual or threatened taking in condemnation or by eminent domain (or a sale in lieu thereof) of all or any portion of any of the Leased Real Property, (i) Seller shall be required to provide Purchaser with prompt written notice of such occurrence, (ii) Seller shall assign at the Closing to Purchaser all net proceeds of any such taking or condemnation to the extent not yet expended for the restoration of such Leased Real Property by Seller (any such expense being subject to Purchaser's prior written approval), including any proceeds of any business interruption insurance attributable to the period of time from and after the Closing, and (iii) Seller agrees that it will not make any adjustment or settlement of any such taking or condemnation proceeding without Purchaser's prior written consent (and Seller shall provide a credit against the Purchase Price in the amount of any applicable insurance deductible payable in connection therewith).

6.15        Non-Compete. (a)  To assure that Purchaser will realize the benefits of the transactions contemplated hereby, and as part of the value to be received by Purchaser in connection with such transactions, for a period of five (5) years from and after the Closing Date (the "Restriction Period"), none of Seller, Shareholders nor any of their respective Affiliates (collectively, the "Restricted Parties") shall own, manage, operate or control, whether as an officer, director, manager, employee, investor, partner, shareholder, member, trustee, consultant, agent, representative, broker, promoter or otherwise, in the Business anywhere within one hundred (100) miles of San Diego, CA 92110 (the current location of the Business) (the "Competitive Business"); provided, however, that (i) the foregoing is not intended to prohibit or restrict the ownership, directly or indirectly by any Restricted Party, of up to 5% of the equity interests in any Competitive Business, and (ii) no owner of 5% or less of the outstanding equity interests of any entity shall be deemed to engage, solely by reason thereof, in its business.

(b)           Each of Seller and the Shareholders recognizes that the territorial, time and scope limitations set forth in the applicable provisions in this Section 6.15 are reasonable and are properly required for the protection of Purchaser's and the Business's legitimate interests in client relationships, goodwill and trade secrets, and in the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, Purchaser, Seller and the Shareholders agree to submit to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances, and in its reduced form, such provision shall then be enforceable and shall be enforced. Each of Seller and the Shareholders agrees that the Restricted Period shall be tolled, and shall not run, during any period of time in which Seller is in breach of this Section 6.15, in order that Purchaser and its Affiliates shall have all of the agreed-upon temporal protections recited herein.

(c)           If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.15 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(c)            Each Restricted Party hereby acknowledges and agrees that in the event of a breach by such Restricted Party of any of the provisions of this Section 6.15, monetary damages may not constitute a sufficient remedy. Consequently, in the event of any such breach, Purchaser and its Affiliates, successors or assigns shall be entitled to, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

6.16        Non-Solicitation of Customers and Suppliers. During the Restriction Period, none of Seller, the Shareholders or any of their respective Affiliates will (for themselves or on behalf of Seller or any other person), directly or by assisting others, solicit or attempt to solicit or engage in business with any past, current or prospective customer or past, current or prospective supplier of the Business or request or advise any such customer or supplier to reduce, curtail, modify, amend, change or cancel any such customer's or supplier's purchases, orders, commitments, plans or other business dealings with Purchaser to the extent related to the Business. The restrictions set forth in this Section 6.16 shall apply to the Restricted Territory.

6.17       Non-Solicitation of Employees. During the Restriction Period, Seller and each of the Shareholders agrees that none of Seller, the Shareholders or any of their respective Affiliates will, without the prior written consent of Purchaser, directly or indirectly engage, recruit, solicit to employ or hire, offer employment to or hire (whether as an officer, employee or consultant or other independent contractor), any employee of the Business, not including any employee who is terminated after the Closing Date (unless for cause); provided, however, that the restrictions of this Section shall not apply to any general advertisement, or any search firm engagement which, in any such case, is not directed or focused on any such employee of Purchaser or its Affiliates during such restricted period (provided that neither Seller nor any of its Affiliates shall hire during such restricted period any such individuals who respond to such general advertisement).

6.18        Transition Planning and Post-Closing Training. From and through the date that is ninety (90) days after the Closing Date, Seller and its Affiliates will cooperate in good faith with Purchaser on transition planning pursuant to the Transition Services Agreement. Seller will provide such information as is reasonably requested by Purchaser to facilitate transition planning and as may be disclosed in accordance with applicable Law regarding Seller's and its Affiliates' resources used to provide services to the Business. In addition, prior to the Closing Date, at its own cost and expense, Seller shall, and shall cause its Affiliates to, take all steps as are necessary to enable Seller and its Affiliates to provide services pursuant to the Transition Services Agreement, including(i) conducting a comprehensive training for Purchaser and Parent and their designated employees and Affiliates within 30 days after the Closing Date, and (ii) providing Purchaser and Parent with ongoing services and support to the Business and assist with the transition process.

6.19        Bulk Sales. It may not be practicable to comply or attempt to comply with the procedures of the "Bulk Sales Law" or similar Law of any or all of the states or jurisdictions in which the Transferred Assets and the Business are situated or of any other state or jurisdiction which may be asserted to be applicable to the transactions contemplated hereby. Accordingly, to induce Purchaser to waive any requirements for compliance with any or all of such Laws, Purchaser and Seller hereby agree that the indemnity provisions of Section 9 hereof shall apply to any claims of Purchaser and its Affiliates arising out of or resulting from the failure of Purchaser or Seller to comply with such Laws.

6.20        Transfer of Title to Motor Vehicle; Inspection of Motor Vehicle.  Seller will, prior to the Closing Date, cause the Acquired Vehicles which comprise a portion of the Transferred Assets, if no valid vehicle inspection sticker exists with respect thereto, to be repaired and serviced to the extent necessary to cause it to receive a vehicle inspection sticker from the applicable Governmental Entity and will provide to Purchaser satisfactory written evidence of such motor vehicle having been issued a current, valid vehicle inspection sticker. In addition, Seller will, no later than the Closing Date, take all actions within their reasonable control which are necessary to cause unencumbered title to such motor vehicles to be validly transferred to Purchaser as of the Closing Date.

6.21        Due Diligence. Subject to the provisions of Sections6.5 and 6.7, Seller hereby agrees to deliver to Purchaser within five (5) business days following the Effective Date which shall mean the date on which the last of Purchaser, Seller and any other party signing this Agreement shall have signed or initialed this Agreement, as applicable (the "Effective Date"), those due diligence items ("Due Diligence Items") reasonably requested by Purchaser or set forth herein. Purchaser shall have thirty (30) days (the "Due Diligence Period") from Seller's written indication to Purchaser that Seller has delivered all (or substantially all available Due Diligence Items to review and to approve the Due Diligence Items and any other information or documentation it acquires, where Seller will confirm to Purchaser that it has delivered all such information and materials in its possession or control for review. If Purchaser, in its sole and absolute discretion, does not approve any of the Due Diligence Items or any of the information provided to Purchaser pursuant to this section or any information or documentation it otherwise acquires at any time prior to the expiration of the Due Diligence Period, Purchaser, at its option, may terminate this Agreement by written notice to Seller delivered at any time within 48 hours after the expiration of the Due Diligence Period, whereupon this Agreement shall become null and void and of no further force and effect and the parties hereto shall have no further obligation one to the other, subject to the provisions of Section 8. However, in lieu of such immediate termination of this Agreement, Purchaser may at its option, notify Seller in writing of those matters as to which it has concerns and extend the Due Diligence Period and Purchaser's right to terminate this Agreement as to those items only shall be extended for a period of an additional ten (10) days in order to give the parties the opportunity to resolve such concerns. Purchaser's failure to terminate this Agreement pursuant to this Section 6.21 (and Section 8) shall not affect Purchaser's right to require the satisfaction of all of Seller's conditions to closing set forth in this Agreement.

6.22        Further Assurances. Subject to the terms and conditions of this Agreement, on and after the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, take all reasonable actions and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement and the Ancillary Agreements, so as to put Purchaser and its Affiliates in full possession and operating control of the Business and the Transferred Assets and to effect fully the separation of the Business from Seller.

7.             CONDITIONS TO CLOSING

7.1          Conditions to Each Party's Obligations.  The obligation of Purchaser to purchase and pay for the Transferred Assets and assume the Assumed Liabilities and the obligation of Seller to sell, assign, transfer, convey and deliver the Transferred Assets to Purchaser is subject to the satisfaction (or waiver in writing by both Seller and Purchaser) on or prior to the Closing Date of the following conditions:

(a)            No Injunctions or Restraints.  No applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect. No Proceeding initiated by a Governmental Entity in the United States shall be pending seeking any of the same.

7.2          Conditions to Obligations of Purchaser.  The obligation of Purchaser to purchase and pay for the Transferred Assets and assume the Assumed Liabilities is subject to the satisfaction (or waiver in writing by Purchaser) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to have a Business Material Adverse Effect. For purposes of this Section 7.2(a) only, any representation or warranty made by Seller in this Agreement that is qualified by reference to "Business Material Adverse Effect," "material" or other materiality qualifications (or correlative terms) shall be read as if such qualifications were not present. Purchaser shall have received a certificate dated as of the Closing Date signed by an authorized officer of Seller as to the satisfaction of the foregoing condition.

(b)           Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing. Purchaser shall have received a certificate dated as of the Closing Date signed by an authorized officer of Seller as to the satisfaction of the foregoing condition.

(c)           Ancillary Agreements.  Seller shall have duly executed and delivered the Ancillary Agreements.

(d)           Closing Deliverables. Purchaser shall have received executed counterparts of each of the certificates and agreements Seller is required to deliver at the Closing pursuant to Section 3.2(b).

(d)           No Business Material Adverse Effect.  During the period from the date of this Agreement until the Closing, no event shall have occurred that has had or could reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(e)           Required Actions.  Seller and the Shareholders shall have delivered the documents and performed the actions set forth on Section 7.2(e) of the Disclosure Schedule, in each case in form and substance reasonably satisfactory to Purchaser.

(f)            Due Diligence.  Purchaser shall have satisfied its due diligence review pursuant to Section 6.21 during the Due Diligence Period (as such may be extended pursuant to the terms thereof).

(g)           Financing.  Purchaser shall have secured the Financing to complete the Transaction. Seller and Purchaser agree that notwithstanding anything in the foregoing, the receipt or availability of the funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any other financing is a condition to any of Purchaser's obligations hereunder.

7.3          Conditions to Obligations of Seller.  The obligation of Seller to sell, assign, transfer, convey and deliver the Transferred Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties.  The representations and warranties of Purchaser shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to have a Purchaser Material Adverse Effect. For purposes of this Section 7.3(a) only, any representation or warranty made by Seller in this Agreement that is qualified by reference to "Purchaser Material Adverse Effect," "material" or other materiality qualifications (or correlative terms) shall be read as if such qualifications were not present. Seller shall have received a certificate dated as of the Closing Date signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

(b)           Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing. Seller shall have received a certificate dated as of the Closing Date signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

(c)           Closing Deliverables. Seller shall have received executed counterparts of each of the certificates and agreements Purchaser is required to deliver at the Closing pursuant to Section 3.2(c).

7.4           Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.4.

 8.            TERMINATION; EFFECT OF TERMINATION

8.1           Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement and the Ancillary Agreements abandoned at any time prior to the Closing:

(a)            by mutual written consent of Seller and Purchaser;

(b)            by Seller, if any of Purchaser's representations and warranties contained in Section 5 of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Seller has notified Purchaser of such failure or breach and (ii) the Outside Date (or, if the Outside Date is extended pursuant to Section 8.1(d), the Extended Outside Date); provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would fail to be satisfied;

(c)            by Purchaser, if any of Sellers' or the Shareholders' representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Sellers shall have breached or failed to perform in any material respect any of their covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the earlier of (i) the date that is forty-five (45) days after the date that Purchaser has notified Seller and/or the applicable Shareholder of such failure or breach and (ii) the Outside Date; provided, that Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would fail to be satisfied;

(d)           by Purchaser, if the Closing shall not have occurred on or prior to the Business Day immediately following the date that is forty five (45) days from the date of this Agreement (the "Outside Date"); provided, however, that if on the Business Day immediately preceding the Outside Date (or the then Extended Outside Date, as defined below) any of the conditions set forth in Section 7.1(a), Section 7.2(f) or Section 7.2(g) have not been satisfied, then Purchaser may extend the Outside Date for additional periods of up to thirty (30) days (as extended from time to time, the "Extended Outside Date") by delivery of written notice of such extension to Seller; provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available if Purchaser's failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(e)            by Purchaser pursuant to Section 6.21 of this Agreement;

(f)            by Purchaser if Seller or its Affiliates or their respective counsel, agents or representatives receive any bona fide inquiry, proposal, offer or bid for an Alternative Transaction subject to the provisions of Section 6.5;

(g)           by Seller or by Purchaser, by written notice from one party to the other if any court or administrative agency of competent jurisdiction shall have issued any permanent injunction or order that permanently restrains or prohibits the consummation of the transactions contemplated by this Agreement and such injunction or order is final and non-appealable.

8.2           (b)       The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transaction and that, without these agreements, the parties would not enter into this Agreement. The payments contemplated hereby shall be paid pursuant to this Section 8.2 regardless of any alleged breach by the payee of its obligations hereunder. Purchaser acknowledges and agrees that in the event that it receives the Termination Fee in accordance with this Section 8.2, the payment of the Termination Fee and the Expense Reimbursement by Seller shall be the sole and exclusive remedy of Purchaser, its subsidiaries, stockholders, Affiliates, officers, directors, employees, agents and representatives against Seller, the Shareholders or any of their representatives, agents or affiliates for any breach of this Agreement (including any willful breach), and upon payment of the Termination Fee and Expense Reimbursement in accordance with this Section 8.2, no party to this Agreement nor Affiliates, agents or representatives thereof shall have any further liability or obligation to the other parties relating to or arising out of this Agreement or the Transaction. The Termination Fee and Expense Reimbursement shall constitute an allowed administrative expense claim in the Bankruptcy Case with priority under of a kind specified in sections 503 and 507 of the Bankruptcy Code. Seller acknowledges that Purchaser would not have invested the effort in negotiating and documenting this proposed transaction and incurred obligations to pay its outside advisors if Purchaser were not entitled to the Termination Fee and Expense Reimbursement in accordance with the terms of this Agreement.

8.3           Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

9.             SURVIVAL AND INDEMNIFICATION

9.1           Survival.  Purchaser, Seller and Shareholders acknowledge and agree that the representations and warranties of Seller, Shareholders and Purchaser contained in Sections 4 and 5 shall survive the Closing and remain in full force and effect for purposes of this Section 9 as follows: (a) the Specified Representations shall survive indefinitely, (b) the representations and warranties set forth in Section 4.10 (Taxes) shall survive until one year after the expiration of the applicable statute of limitations, (c) the representations and warranties set forth in Section 4.14 (Environmental Matters) shall survive until the date that is five years after the Closing Date, (d) the representations and warranties set forth in Section 4.15(Employee Benefit Plans; Employment Matters) shall survive until the date that is three years after the Closing Date and (e) all other representations and warranties set forth in Sections 4 and 5 shall survive until the date that is three (3) years after the Closing Date. Upon the expiration of the applicable survival period with respect to any representation or warranty of Seller, Shareholders or Purchaser, such representation or warranty shall terminate and no claims of any kind with respect thereto may be made by any person thereafter; provided, however, that any matter as to which a party has asserted a claim for indemnification pursuant to this Section 9 in accordance with Section 9.4 during the applicable survival period specified in this Section 9.1 that is pending or unresolved at the expiration of the applicable survival period, shall survive and continue to be covered by this Section 9 until such matter is finally terminated or otherwise resolved by the parties or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid. All covenants and other agreements in this Agreement shall, to the extent that by their terms they are to be performed prior to the Closing, shall expire and terminate at the Closing, and all other covenants and agreements in this Agreement shall survive the Closing indefinitely.

9.2           Indemnification by Seller and Shareholders.  Subject to the limitations set forth in Section 9.5, from and after the Closing, each of Seller and Shareholders, jointly and severally, shall indemnify, defend and hold harmless Purchaser and its Affiliates and each of its and their respective officers, directors, employees, stockholders, agents and representatives (the "Purchaser Indemnitees") from and against any and all Losses, to the extent arising or resulting from any of the following:

(a)           any breach of, or any inaccuracy in, any representation or warranty of Seller or the Shareholders contained in this Agreement (determined as of the date of this Agreement, and as of the Closing Date, as though made on and as of the Closing Date (other than those made as of a specified date, which shall be determined on and as of such specified date)) or in any certificate or document delivered hereunder;

(b)           any breach of any covenant or agreement of Seller or the Shareholders contained in this Agreement;

(c)            any Excluded Assets;

(d) any Claim to the extent arising out of, relating to or in respect of any employee of the Business or any tax matter arising out of or resulting from or relating to the operation or conduct of the Business prior to the Closing;

(e)            any Retained Liability; and

(f)            any fees, expenses or other payments incurred or owed by Seller, the Shareholders or their Affiliates to any agent, broker, investment banker or other firm or person retained or employed by Seller in connection with the transactions contemplated by this Agreement (including pursuant to Section 4.24 of this Agreement).

9.3          Indemnification by Purchaser.  Subject to the limitations set forth in Section 9.5, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and each of its and their respective officers, directors, employees, stockholders, agents and representatives (the "Seller Indemnitees") from and against any and all Losses, to the extent arising or resulting from any of the following:

(a)            any breach of, or any inaccuracy in, any representation or warranty of Purchaser or Parent contained in this Agreement (determined as of the date of this Agreement, and as of the Closing Date, as though made on and as of the Closing Date (other than those made as of a specified date, which shall be determined on and as of such specified date)) or in any certificate or document delivered hereunder;

(b)            any breach of any covenant or agreement of Purchaser contained in this Agreement; and

(c)            any Assumed Liability.

9.4           Indemnification Procedures.

(a)           Procedures Relating to Indemnification of Third Party Claims.  If any party (the "Indemnified Party") receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 9.2 or 9.3 (a "Third Party Claim"), and such Indemnified Party intends to seek indemnity pursuant to this Article 9, the Indemnified Party shall promptly provide the other party (the "Indemnifying Party") with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from its obligations under this Section 9, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party shall have 30 days from receipt of any such notice of a Third Party Claim to give notice of its intent to assume the defense thereof; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim that seeks the imposition of criminal penalties or other sanctions that would be reasonably expected to materially and adversely affect the Business or the Transferred Assets, taken as a whole. If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice, which counsel must be reasonably acceptable to the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith and is fulfilling its obligations with respect thereto, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party shall not (A) admit to any wrongdoing or (B) consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim, in each case, without the prior written consent of the Indemnified Party (such written consent shall not be unreasonably withheld, conditioned or delayed). The parties shall use reasonable best efforts to minimize Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to without the Indemnifying Party's prior written consent.

(b)           Procedures for Non-Third Party Claims.  The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party if the Indemnified Party intends to seek indemnity with respect to such matter pursuant to this Article 9. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from its obligations under this Article 9, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party shall have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access, in a manner that does not unreasonably disrupt the normal operation of the business of the Indemnified Party, to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

9.5         Limits on Indemnification.  (a)  Notwithstanding the foregoing provisions of this Section 9, Seller, the Shareholders and Purchaser acknowledge and agree:

(i)        Seller and the Shareholders shall not be liable for any Losses suffered by any Purchaser Indemnitee and Purchaser shall not be liable for any Losses suffered by any Seller Indemnitee, in each case to the extent arising or resulting from a breach or inaccuracy of any representation or warranty herein of Seller, Purchaser or the Shareholders, as applicable, unless Proceedings with respect to a claim therefor are initiated within the applicable survival period set forth in Section 9.1, failing which such claim shall be deemed waived and extinguished; and

(ii)       neither party shall be liable to the other for any portion of such other party's Losses attributable to (A) punitive damages or (B) indirect, special, incidental or consequential damages to the extent such damages were not reasonably foreseeable (in each case of clause (A) and (B), other than those paid or payable to third parties) by such other party;

None of the limitations set forth in Sections 9.5(a)(i) or (ii) shall apply to claims of, or causes of action arising from, a breach of the Specified Representations or any representation or warranty set forth in Section 4.10 (Taxes) or fraud committed by the Indemnifying Party against the Indemnified Party. Purchaser and Seller and the Shareholders shall cooperate in resolving any indemnifiable Loss, including by using commercially reasonable efforts to mitigate upon and after becoming aware of any event giving rise to such Losses; provided, however, that this sentence shall not require Purchaser to (a) initiate or pursue litigation or other claims against third parties in respect of such Loss, (b) seek recovery under any insurance policy in respect of such Loss (provided, however, that any amounts actually received by Purchaser under any insurance policy shall be taken into account for purposes of Section 9.6) or (c) take any other action that could reasonably be expected to be detrimental to the business, assets or liabilities of Purchaser (including the Business, the Transferred Assets and the Assumed Liabilities). Subject to the other terms of this Article 9, the costs and expenses of such mitigation efforts shall be included in the Losses for which the Indemnified Party is entitled to indemnification hereunder.

(b)           Each of Purchaser and Seller and the Shareholders further acknowledges and agrees that, should the Closing occur, the sole and exclusive remedy of the Purchaser Indemnitees and the Seller Indemnitees with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or the transactions contemplated by this Agreement and the Ancillary Agreements (other than with respect to (i) a claim arising from the Ancillary Agreements, (ii) a claim for injunctive relief or other equitable relief, (iii) a claim arising from Section 10, (iv)a claim for payment due pursuant to Section 8.2 or (iv) a claim for payment due pursuant to Section 3.3(d)) is pursuant to the indemnification provisions set forth in this Section 9. None of the limitations set forth in this Section 9 shall apply to claims of, or causes of action arising from, Seller's or the Shareholders' fraud.

9.6          Calculation of Indemnity Payments.  (a) The amount of any Loss for which indemnification is provided under this Article 9 shall be (i) reduced by any amounts actually received by the Indemnified Party under third party insurance policies with respect to such Loss, (ii) increased by any Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) in the taxable year in which the indemnity payment is received and (iii) reduced by any Tax benefit actually realized by the Indemnified Party (in the form of a cash refund or reduction in cash Taxes otherwise payable) as a result of such Loss by the Indemnified Party in the taxable year such Loss is incurred or the immediately succeeding taxable year. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. In computing the amount of any such Tax benefit actually realized, such Tax benefit shall be net of any Tax detriment arising from the receipt of any indemnification payment. For purposes of calculating the amount of Losses incurred out of or relating to any breach or inaccuracy of a representation or warranty in this Agreement or any certificate or document delivered hereunder, but not for purposes of determining whether or not a breach or inaccuracy has occurred, the references to "Business Material Adverse Effect," "Purchaser Material Adverse Effect," "material" or other materiality qualifications (or correlative terms), shall be disregarded.

(b)           If the Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by the Indemnifying Party pursuant to this Article 9, the Indemnified Party shall promptly remit to the Indemnifying Party the indemnity payment actually received from the Indemnifying Party up to the amount received by the Indemnified Party from such third party, net of any applicable premium adjustments and any costs or expenses incurred in the collection thereof.

9.7          Tax Treatment of Indemnification.  For all Tax purposes, Seller, the Shareholders and Purchaser shall treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement and any payment pursuant to Section 2.3(c) as an adjustment to the Final Purchase Price unless a final determination by the IRS or other applicable Taxing Authority (which must include, in the case of the IRS, the execution of an IRS Form 870-AD or successor form) provides otherwise.

9.8           Effect of Investigation.  The representations, warranties, covenants and agreements of any Indemnifying Party, and any Indemnified Party's right to indemnification, payment, reimbursement or other remedy with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its representatives) or by reason of the fact that the Indemnified Party or any of its representatives knew or should have known at any time, whether before or after the execution and delivery of this Agreement or the Closing Date that such representation or warranty is, was or might be breached or inaccurate, or that such covenant or agreement is, was or might be breached or by reason of a waiver of any condition set forth in Article 7.

  10.          TAX MATTERS

10.1       Tax Matters.  (a)Purchase Price Allocations.  (i) At least two days prior to the Closing Date, Purchaser shall provide Seller with an estimate of the allocation of the total consideration (including liabilities assumed) among the Transferred Assets, with a single number for all of the Transferred Assets of Seller. This estimate will be used at the Closing (including, if necessary, for the payment of any applicable Transfer Taxes). If Seller does not agree with such estimate, Seller and Purchaser shall use good faith efforts to agree on an estimate prior to the Closing Date. If the parties cannot agree on such estimate prior to the Closing Date, Purchaser's estimate will be used for allocating the total consideration pursuant to this Agreement at the Closing.

(ii)       Without regard to the estimate determined pursuant to Section 10.1(b)(i), within 60 days after the determination of the Final Purchase Price, Purchaser shall provide Seller a proposed allocation (the "Allocation") of the total consideration (including liabilities assumed and any other amounts required to be taken into account under applicable Law) among the Transferred Assets, as well as with a single amount for all of the Transferred Assets of Seller. The Allocation will become final and binding 20 days after Purchaser provides the Allocation to Seller, unless Seller objects on the grounds that there is no reasonable basis for the Allocation (in which case, Seller shall propose an allocation). If the parties cannot agree on the Allocation, each party shall be entitled to use its own valuation.

(iii)      If the parties agree on the Allocation or the Allocation becomes final and binding pursuant to the penultimate sentence of Section 10.1(b)(ii), Seller and the Shareholders (and their respective Affiliates) and Purchaser (and its Affiliates) agree to file all Tax Returns consistent with the final version of the Allocation described in Section 10.1(b)(ii) unless otherwise required to do so by applicable Law.

(b)           Transfer Taxes.  Seller and Purchaser shall each be responsible for and bear 50% of the amount of any Transfer Taxes payable as a result of the transactions contemplated hereby. Seller and Purchaser shall cooperate in timely paying all Transfer Taxes and timely preparing and filing, or causing to be timely prepared and filed, filings, returns, reports and forms as may be required in connection with Seller's and Purchaser's payment of Transfer Taxes. Seller and Purchaser shall use reasonable efforts to avail themselves of any available exemptions from any such Transfer Taxes.

(c)           Cooperation.  Seller and Purchaser agree to retain all records relating to the finances and Taxes of the Transferred Assets for all Pre-Closing Tax Periods until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Seller and Purchaser shall provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise. Seller and Purchaser shall reasonably cooperate in obtaining any clearance certificates or similar documents from any applicable Taxing Authority that are required or permitted with respect to the transactions contemplated by this Agreement.

  11.          ADDITIONAL AGREEMENTS

11.1        Publicity.  Each of Purchaser and Seller shall consult with the other to the extent reasonably practicable with respect to any press release that such party or any of its Affiliates chooses to make upon announcement of the execution of this Agreement. Other than any such initial Purchaser or Seller (or Purchaser Affiliate or Seller Affiliate) press release, from the date of this Agreement through the Closing Date, neither party or any of its Affiliates shall make any other public press release or announcement concerning the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or announcement may be required by Law or the rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall, to the extent practicable, use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (a) each of the parties and its Affiliates may make internal announcements to their respective employees that are consistent with the parties' prior public disclosures regarding the transactions contemplated hereby and (b) each of the parties or its Affiliates may issue one or more releases or announcements (including filing this Agreement and any Ancillary Agreement with the United States Securities Exchange Commission (the "SEC")) in connection with the execution of this Agreement, so long as such party permits the other party reasonable notice and time to review any such release or announcement in advance of such issuance or filing. Seller acknowledges that Purchaser may be required to disclose the material terms of this Agreement in, and file a copy of this Agreement and any Ancillary Agreement as attachments to, a Current Report on Form 8-K filed with the SEC. Nothing in this Section 11.1 shall prohibit (or require prior consent for) (x) ordinary course communications with customers, suppliers, regulators and other persons that reference the transactions contemplated hereby, (y) communications necessary to comply with obligations under this Agreement (including Section 2.3) and (z) disclosure regarding the transactions contemplated hereby in regularly scheduled earnings announcements or as otherwise required to comply with applicable periodic reporting requirements, so long as, with respect to clauses (x) and (y), such communications do not disclose any material information regarding the transactions contemplated hereby that has not previously been publicly disclosed.

11.2        Universal Product Codes.  For all UPCs of the Products that are not Transferred UPCs, to the extent permitted by GS1 US, Seller hereby grants Purchaser the limited right to use such UPCs that, as of the Closing Date, appear on the existing Product packaging of the Business for a period of 18 months after the Closing; provided, however, that (a) the right to use such UPCs is non-exclusive with respect to the manufacturer codes, (b) the scope of the right is limited to using such UPCs solely for the sale of existing Products, (c) Purchaser may not materially alter any Product packaging or make any new Product packaging designs that use such UPCs and (d) Purchaser may not use such UPCs in any other manner without the prior written consent of Seller.

11.3        Archival Copy of Data Room.  Promptly following the Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser a DVD, CD, flash drive or similar electronic storage medium containing the documents that Purchaser has previously granted access in the "data room" created and maintained by Seller in connection with Purchaser's review of the Business.

11.4        Leased Real Property Fixes. Seller and the Shareholders agree that they shall be solely responsible for fixing the roof and replacing the toilet and sink, which fixes shall be completed to Purchaser's reasonable satisfaction in a timely manner after the Closing Date. All other maintenance of the Lease Property will be the responsibility of Purchaser, subject to the terms included in the Lease.

12.           MISCELLANEOUS

12.1        Assignment.  Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by any of the parties hereto without the prior written consent of the other party hereto, except that (a) Purchaser may assign its right to purchase the Transferred Assets and delegate its obligations to assume the Assumed Liabilities hereunder in whole or in part to any of its Affiliates, without the prior written consent of Seller, and (b) Purchaser may assign its rights and obligations under this Agreement in whole or in part through a collateral assignment to any lender providing financing in connection with the Acquisition without the prior written consent of Seller. Subject to the first sentence of this Section 12.1, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person will have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 12.1 will be void.

12.2        No Third Party Beneficiaries.  Except as provided in Article 9, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied will give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

12.3        Expenses.  Whether or not the transactions contemplated by this Agreement and the Ancillary Agreements are consummated, except as otherwise expressly provided herein or therein, each of the parties hereto shall be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party.

12.4       Notices.  All notices, requests, permissions, waivers and other communications hereunder must be in writing and will be deemed to have been duly given (a) when received, if sent by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient, and (c) when delivered, if sent via overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i) if to Seller:	San Diego Farmers Outlet, Inc.
10407 Friars Rd.
San Diego, CA 92120-2301
Attention: Ghassem Salehian

with a copy to (which	_________________________
shall not constitute notice)	_________________________
_________________________
Attention:

(ii) if to Purchaser:	Royalty Foods, LLC
117 W 9th Street, Suite 316
Los Angeles, CA 90015
Attention: Shannon Masjedi

with a copy to (which	Foley Shechter LLP
shall not constitute notice):	211 East 43rd Street, 7th Floor
New York,NY10017
Attention: Jonathan Shechter, Esq.

(ii) if to Parent:	Pacific Ventures Group, Inc.
117 W 9th Street, Suite 316
Los Angeles, CA 90015
Attention: Shannon Masjedi

with a copy to (which	Foley Shechter LLP
shall not constitute notice):	211 East 43rd Street, 7th Floor
New York,NY10017
Attention: Jonathan Shechter, Esq.

               or to such other addresses as furnished in writing by any such party to the other party to this Agreement in accordance with the provisions of this Section 12.4.

12.5        Headings; Interpretation.  The descriptive headings of the several Articles and Sections of this Agreement and the Disclosure Schedule to this Agreement and the Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and do not affect in any way the meaning or interpretation of this Agreement. All references herein to "Articles", "Sections", "Exhibits" or "Schedules" are references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" will be construed to have the same meaning as the word "shall". Unless the context indicates otherwise, the word "or" is not exclusive. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms. Any agreement, instrument or applicable Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or applicable Law as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

12.6       Counterparts.  This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by facsimile or by electronic image scan, receipt acknowledged in each case, to the other party to this Agreement.

12.7        Integrated Contract, Exhibits and Schedules.  This Agreement, including the Disclosure Schedule (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 12.13 and the Ancillary Agreements (including the schedules, exhibits and annexes thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. All Exhibits and Schedules annexed hereto or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein are defined as set forth in this Agreement. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party to this Agreement with respect to the transactions contemplated by this Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In evaluating and entering into this Agreement and the Ancillary Agreements, neither party has relied upon nor is it relying upon any representations, warranties or other statements, whether oral or written, except those representations and warranties set forth in this Agreement or the Ancillary Agreements. In the event of any conflict between the provisions of this Agreement (including the Disclosure Schedule (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement control.

12.8        Severability; Enforcement.  The invalidity of any portion of this Agreement will not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

12.9        Governing Law.  The laws of the State of California, without reference to its conflicts of law principles govern all matters arising out of this Agreement or the Ancillary Agreements and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise).

12.10      Jurisdiction; Service of Process.  Each party irrevocably agrees that any Proceeding against it arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) must be brought exclusively in the United States District Court for the Southern District of California, or, if such court does not have subject matter jurisdiction, the state courts of California located in San Diego County and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such Proceeding. Each party irrevocably agrees that service of any process, summons, notice or document by United States registered or certified mail to such party's address set forth in Section 12.4 will be effective service of process for any Proceeding in California with respect to the matters for which it has submitted to jurisdiction pursuant to this Section 12.10.

12.11      Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.11.

12.12      Specific Performance.  Each party hereby agrees that irreparable damage would occur and it would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. Accordingly, each party hereby agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions of this Agreement, including the obligation to consummate the Acquisition, in the United States District Court for the Southern District of California or any state court of California located in Los Angeles County, this being in addition to any other remedy to which they are entitled at law or in equity, whether pursuant to this Agreement or otherwise. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate, and (b) any requirement to post a bond or other security as a prerequisite to seeking or obtaining equitable relief. In the event of any Proceedings for the enforcement of a party's rights under this Section 12.12, the costs and expenses incurred by the prevailing party and its representatives in connection therewith, including reasonable third party legal fees and expenses, shall be reimbursed by the non-prevailing party.

12.13      Amendments.  This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by an officer of each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

[Signature pages follow]

IN WITNESS WHEREOF, Seller, the Shareholders, Purchaser and Parent have duly executed this Agreement as of the date first written above.

As Seller,

SAN DIEGO FARMERS OUTLET, INC.

By: /s/ Bijan Sadighi
Name: Bijan Sadighi
Title: Partner

By: /s/ Ghassem Salehian
Name: Ghassem Salehian
Title: Partner

As Purchaser,

ROYALTY FOODS, LLC

By: /s/ Shannon Masjedi
Name: Shannon Masjedi
Title: Managing Member

As Parent,

PACIFIC VENTURES GROUP, INC.

By: /s/ Shannon Masjedi
Name: Shannon Masjedi
Title: Chief Executive Officer

[Signature page of Seller, Purchaser and Parent to the APA]

IN WITNESS WHEREOF, Seller, the Shareholders, Purchaser and Parent have duly executed this Agreement as of the date first written above.

As Shareholders:

GHASSEM SALEHIAN

/s/ Ghassem Salehian
(signature)

BIJAN SADIGHI

/s/ Bijan Sadighi
(signature)

[Signature page of the Shareholders to the APA]